                                                      Registration No. 333-78261


      As filed with the Securities and Exchange Commission on July 8, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             -----------------------

                                 TAKES.COM, INC.
             (Exact Name of Registrant as Specified in its Charter)
                             -----------------------



             Delaware                          7373                      86-0947454
  (State of other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
  incorporation or organization)     Classification Code Number)    Identification Number)


  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------


                                  Joel W. Cohen
                      President and Chief Executive Officer
                                 Takes.com, Inc.
                           3655 Nobel Drive, Suite 550
                           San Diego, California 92122
                                 (858) 677-0500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:


         Susan M. Hermann                           Joseph P. Richardson
      Pedersen & Houpt, P.C.                           Bryan Cave LLP
161 North Clark Street, Suite 3100          Two North Central Avenue, Suite 2200
      Chicago, IL 60601-3224                    Phoenix, Arizona  85004-4406
          (312) 641-6888                               (602) 364-7000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

         If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              Subject to Completion
                  PRELIMINARY PROSPECTUS DATED _________, 1999

PROSPECTUS

                              [Warrant cover page]

                                     [LOGO]


                                 Takes.com, Inc.



       300,000,000 Warrants to Purchase 10,000,000 Shares of Common Stock 10,000,000 Shares of Common Stock Issuable upon Exercise of the Warrants

         We are registering 300,000,000 warrants which will be offered to individuals who visit and register on our Web site. We are also registering 10,000,000 shares of our common stock that our members will receive when they exercise their warrants. The warrants may be exercised at any time after 180 days from the closing of our initial public offering and on or before the tenth business day after the calendar year following the calendar year in which a member earned the warrants. Initially, our members will be entitled to one share of our common stock for every 30 warrants they earn and exercise. We reserve the right to adjust our warrant exercise ratio in the future. Any future exercise ratio adjustment will only affect warrants issued following notice of the adjustment and will not change the exercise ratio of warrants then outstanding.

         Shares of our common stock are listed on the Nasdaq National Market under the symbol "TAKE." Our warrants are not publicly traded.


         SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT THE RISKS INHERENT IN OWNING SHARES IN TAKES.COM.


                             -----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              Subject to Completion
                  PRELIMINARY PROSPECTUS DATED _________, 1999

PROSPECTUS

                                [IPO cover page]

                                     [LOGO]


                                 Takes.com, Inc.



                        2,825,000 Shares of Common Stock


         This is our initial public offering of 2,825,000 shares of common stock. We are also registering 300,000,000 warrants which will be offered to individuals who visit and register on our Web site and 10,000,000 additional shares of our common stock which will be available to individuals exercising their warrants.

         Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price for our common stock will be between $7 and $9 per share.

         We intend to list our common stock on the Nasdaq National Market under the symbol "TAKE."

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                            -----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             -----------------------


                                                                                Per Share        Total
                                                                                ---------        -----
                  Initial public offering price of common stock                 $                $
                  Underwriting discount                                         $                $
                  Proceeds, before expenses, to Takes.com, Inc.                 $                $



          We have granted the underwriters the right to purchase up to 423,750 additional shares of common stock at the initial public offering price, less the underwriting discount, to cover any over-allotments.


  The underwriters expect to deliver the shares being offered on________, 1999.


                             ______________________


                        PARADISE VALLEY SECURITIES, INC.

                             ______________________


             The date of this prospectus is _______________, 1999.

                             [inside cover artwork]



                     [description to be filed by amendment]




takes.com(sm) is a service mark of Takes.com, Inc. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY......................................................   4

THE OFFERING............................................................   6

SUMMARY FINANCIAL INFORMATION...........................................   7

RISK FACTORS............................................................   8

USE OF PROCEEDS.........................................................  18

DIVIDEND POLICY.........................................................  18

CAPITALIZATION..........................................................  18

DILUTION ...............................................................  20

SELECTED FINANCIAL DATA.................................................  21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................  22

THE COMPANY.............................................................  26

MANAGEMENT..............................................................  34

PRINCIPAL STOCKHOLDERS..................................................  37

RELATED PARTY TRANSACTIONS..............................................  39

DESCRIPTION OF CAPITAL STOCK............................................  40

FEDERAL INCOME TAX CONSEQUENCES.........................................  42

UNDERWRITING............................................................  45

LEGAL MATTERS...........................................................  48

EXPERTS  ...............................................................  48

AVAILABLE INFORMATION...................................................  48

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THOSE STATEMENTS INCLUDE INDICATIONS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS. DISCUSSIONS IN THIS PROSPECTUS UNDER THE HEADINGS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "THE COMPANY" AND ELSEWHERE IN THIS PROSPECTUS INCLUDE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL, WHICH COULD CAUSE OUR ACTUAL FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. IN PARTICULAR, THE RISKS AND UNCERTAINTIES DESCRIBED UNDER "RISK FACTORS" IN THIS PROSPECTUS COULD CAUSE OUR ACTUAL FUTURE RESULTS TO DIFFER MATERIALLY FROM WHAT WE CONTEMPLATE. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

         THIS SUMMARY INCLUDES ALL MATERIAL ITEMS RELATING TO THE OFFERING AND SHOULD BE READ WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.


                                                  TAKES.COM, INC.



OUR COMPANY:                        We are an early stage company that has
                                    developed our takes.com Web site to serve as a unique, useful and customizable portal to the World Wide Web. We were incorporated in March 1999 as America's Home Page, Inc. We changed our name to Takes.com, Inc. in June
                                    1999.


                                    We have not generated any revenue or profits to date. We currently anticipate four revenue sources:

                                    -       sponsorship and advertising;

                                    -       search engine links;

                                    -       strategic alliances; and

                                    -       electronic commerce.


                                    We presently have agreements in place to generate revenues based upon our link to the GoTo.com search engine, our alliance with InfoSpace.com and links with approximately 80 online retailers and service providers who will pay us either a commission or a flat fee for purchases of their products and services made by persons accessing their Web sites from our site.


OUR ATTRACTION:                     We will award a warrant
                                    exercisable for our common stock to Internet users who register with us as members. The warrants will be issued pursuant to a registration statement filed with the
                                    Securities and Exchange Commission. That registration statement will also cover the issuance of shares of our common stock upon exercise of the warrants.

                                    We expect our Web site to develop into a cooperative environment. We believe that our co-ownership model is consistent with the communal philosophy of the Internet.

OUR WARRANTS:                       Under our membership award program, members
                                    will be awarded a warrant each day they
                                    visit our Web site once they have completed an online registration form. Members may earn additional warrants for visiting our site each day. In the future, we may award warrants to users who use our Web site for extended periods of time. Members may earn a maximum of one warrant per day except if we offer additional warrants in connection with special promotions or contests. Initially, we will award warrants which require that members accumulate 30 warrants before they may exchange their warrants for one share of our common stock. In the future, we may change the number of warrants which a member must accumulate in order to obtain shares of our common stock. Any exercise ratio adjustment will only affect warrants issued following notice of the adjustment and will not change the exercise ratio of warrants then outstanding.

                                    Warrant Exercise and Expiration. Warrants may not be exercised until 180 days after the closing of our initial public offering. Thereafter, warrants may be exercised by any holder that has accumulated the number of warrants required for a single share of stock. Fractional shares will not be issued.


                                    If not exercised, warrants will expire ten business days after the end of the year following the year in which the warrants are earned. For example, a warrant earned on October 1, 1999 will expire on January 16, 2001. However, we reserve the right to terminate warrants exercisable for less than one share of our common stock held by any member who does not access our Web site for a period of 60 or more consecutive days. We also reserve the right to stop issuing warrants at any time. Warrants will not be transferable under any circumstances except upon the death of a warrant holder.




FEDERAL TAX CONSEQUENCES:           The value of warrants issued to our members
                                    will be includible in the member's gross income as ordinary income and may be subject to self-employment tax. However, because the fair market value of the warrants will not be readily ascertainable when issued, the holder will not be required to recognize income with respect to the warrants until the holder exercises the warrants. see
                                    "Federal Income Tax Consequences" for
                                    further information.




OUR BUSINESS STRATEGY:              By offering our Web site users the
                                    opportunity to earn an equity stake in
                                    Takes.com, we believe we will foster a sense of ownership and create a home page environment that our members will regularly utilize as their Internet gateway. We intend to use our membership award program to:


                                    -       develop and grow our user base;

                                    -        provide targeted market
                                             opportunities for sponsors and
                                             advertisers;

                                    -       create user loyalty;

                                    -        enhance our Web site's features and
                                             functionality; and

                                    -       develop extraordinary content.


 OUR WEB SITE:                      Initially, our Web site includes, among
                                    other things:


                                    -      search capabilities through
                                           GoTo.com, a search engine;

                                    -      content provided through
                                           InfoSpace.com, an aggregator and
                                           integrator of content;

                                    -      original editorial commentary or
                                           "takes" on specific subjects;

                                    -      content categories allowing our
                                           members and others to obtain
                                           information regarding a broad range
                                           of subjects;


                                    -      a customizable personal home page
                                           containing features which allows
                                           users to personalize their page with,
                                           among other things, hyperlinks to Web
                                           sites selected by the member and
                                           information on their holdings of our
                                           warrants and common stock; and


                                    -      a frame-based mechanism which
                                           provides our users with the ability
                                           to carry a portion of the
                                           functionality of our Web site with
                                           them as they travel the Web. The
                                           frame will carry our logo, navigation
                                           buttons
                                           providing links to our site and two
                                           pull down menus, an "Explore the Web"
                                           feature, search engine box and
                                           customizable links to favorite sites.
                                           The frame may also include a banner
                                           advertisement.



OUR OFFICES:                        We are a Delaware corporation. Our principal
                                    executive office is located at 3655 Nobel
                                    Drive, Suite 550, San Diego, California
                                    92122, and our telephone number is (858)
                                    677-0500. Our Web site address is
                                    HTTP://WWW.TAKES.COM. The information on our
                                    Web site is not part of this prospectus.



                                  THE OFFERING

         The following table, and similar information throughout this prospectus relating to shares to be outstanding after the completion of our initial public offering, assumes that the underwriters do not exercise the over-allotment option we granted them to purchase up to 423,750 additional shares and do not exercise the warrants to purchase 282,500 shares of common stock we granted them:


COMMON STOCK OFFERED BY TAKES.COM.............................................          2,825,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER THE INITIAL PUBLIC OFFERING..............         15,725,000 shares (1)

USE OF PROCEEDS...............................................................         We intend to use the net proceeds
                                                                                       from our initial public offering to
                                                                                       develop and acquire content for our
                                                                                       Web site, for advertising and
                                                                                       marketing expenses, production
                                                                                       hardware and bandwidth, advanced
                                                                                       Web site development and general
                                                                                       corporate purposes, principally
                                                                                       working capital and operating
                                                                                       expenses.



PROPOSED NASDAQ NATIONAL MARKET SYMBOL........................................         TAKE



(1) Excludes 10,000,000 shares of common stock reserved for issuance upon exercise of 300,000,000 warrants issuable under our membership award program. Also excludes 3,100,000 shares of our common stock authorized for issuance under our stock option plans. We have issued options to purchase 883,000 shares under our stock option plans as of June 30, 1999.

                          SUMMARY FINANCIAL INFORMATION

         The summary financial information is derived from our financial statements. The pro forma balance sheet data summarized below reflects the application of the net proceeds from our sale of 2,825,000 shares of common stock.

         We expect to incur significant non-cash expenses from our issuance of the 300,000,000 warrants to our users. The effects of issuing the warrants to our users have not been presented on a pro forma basis because the amounts cannot be reasonably estimated at this time.


                                                                        PERIOD FROM MARCH 16, 1999
STATEMENT OF OPERATIONS DATA                                          (INCEPTION) TO MARCH 31, 1999
                                                                    ----------------------------------
Total revenues                                                                  $      --
Operating loss                                                                   (197,520)
                                                                                  -------
Net loss                                                                         (197,520)
                                                                                  =======

BALANCE SHEET DATA                                                          AS OF MARCH 31, 1999
                                                                    -------------------------------------
                                                                        ACTUAL              PRO FORMA
                                                                    ---------------     -----------------
CASH                                                                $           ---         $  20,418,000
WORKING CAPITAL                                                             981,098            21,399,098
TOTAL ASSETS                                                              1,004,228            21,422,228
STOCKHOLDERS' EQUITY                                                        981,098            21,399,098

                                  RISK FACTORS

         This offering and our business involve various risks and uncertainties. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our shares of common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our common stock to decline, and you may lose part or all of your investment.

WE HAVE NOT GENERATED ANY REVENUE OR PROFITS AND WE HAVE FINANCED OUR INITIAL OPERATIONS BY SELLING COMMON STOCK

         We were incorporated on March 16, 1999. To date, we have not generated any revenue or profits. We have financed our Web site and content development by exchanging our common stock for services rendered by our founders through March 31, 1999 and subsequently from the proceeds of private sales of our common stock, and not by cash generated from operations.


OUR UNDERWRITER LACKS EXPERIENCE AS LEAD MANAGER IN FIRM COMMITMENT INITIAL EQUITY OFFERINGS



         Our underwriter has not acted as lead manager of a firm commitment initial equity offering since the fourth quarter of 1996 when it acted as lead manager of firm commitment initial equity offerings for two companies. Prior to that, our underwriter acted as lead manager of a firm commitment initial equity offering for a company in October 1995.


THE PERCENTAGE OWNERSHIP INTEREST IN OUR COMPANY OF HOLDERS OF OUR COMMON STOCK WILL DECLINE AS OUR MEMBERS EXERCISE WARRANTS FOR OUR COMMON STOCK

         The percentage ownership interest of holders of our common stock will decline as our members exercise for shares of common stock the warrants they earn by visiting our Web site. Upon the closing of our initial public offering, the purchasers of our common stock in that offering will own approximately 18% of our issued common stock. Assuming all of the 10,000,000 shares underlying the warrants to be issued in connection with our membership award program are outstanding, and excluding any other share issuances, purchasers of the shares offered in our initial public offering would own only approximately 11% of our issued common stock. We cannot predict how quickly this decline in percentage ownership will occur.

WE CANNOT PREDICT OUR SUCCESS BECAUSE WE LACK AN OPERATING HISTORY

         Since our formation, we have devoted our efforts primarily to organizational activities, including raising seed capital, and developing and testing our Web site and database and network capabilities. As a result of our brief existence and focus on organizational activities, no operating history exists upon which you can evaluate our performance and an investment in our common stock. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in a new, rapidly evolving and highly competitive industry.

         We cannot be certain that our business strategy will be successful or that we will successfully address any or all of these risks. If we fail to execute our plans and grow our business either as a result of risks identified in this section or for any other reason, this failure could have a material adverse effect on our business, financial condition and results of operation.

WE ANTICIPATE SIGNIFICANT LOSSES AND NEGATIVE CASHFLOW FOR THE FORESEEABLE
FUTURE

         We expect operating losses and negative cash flow in the foreseeable future. We anticipate losses because we expect to incur costs and expenses related to:

         - the development of our Web site, database systems and network infrastructure;

         -        brand development, marketing and other promotional activities;

         - ongoing Web site development and the development and expansion of our Web site content; and

         -        strategic relationship development.


         Our profitability depends on our ability to generate and sustain revenue from advertisers, sponsors, electronic merchants and other sources while maintaining reasonable expense levels. At this time, we are focused on development matters and have established potential revenue generating relationships and strategic partnerships. While we have entered into approximately 80 third party arrangements from which we expect to generate revenue, revenue from these sources is difficult to forecast because they generally depend on the volume and duration of visits to our Web site. We do not anticipate that initial revenue from these sources will offset our initial costs and expenses. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.


         As of March 31, 1999, we had a deficit accumulated during the development stage of $197,520 and we anticipate that we will incur net losses for the foreseeable future. The extent of these losses will be dependent, in part, on our ability to attract and sustain a user base. We expect our operating expenses to increase, particularly our sales, marketing and brand promotion expenses as well as our general and administrative expenses, as we hire additional employees to develop and expand our business. To the extent that revenue does not grow at anticipated rates, or that increases in operating expenses are not followed by commensurate increases in revenue, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability.





WE CANNOT PREDICT THE EXTENT TO WHICH OUR QUARTERLY EXPENSES RELATED TO OUR MEMBERSHIP AWARD PROGRAM WILL FLUCTUATE



         Under our membership award program, we will award our members a warrant to receive common stock each day they visit our Web site. In the future, we may award warrants to users who use our Web site for extended periods of time. We also intend to hold contests, promotions and other events from time to time which will permit our members to receive additional warrants. Initially, the warrants we issue will entitle holders to receive one share of stock for 30 warrants. Under generally accepted accounting principles, we will record a membership award program expense for daily net warrant issuances in the approximate amount of 1/30th of the market value of our common stock. This non-cash expense is incurred because our membership award program essentially involves our issuing the right to acquire shares as represented by warrants, without our receipt of the cash value of the shares. If we change the number of warrants required for exercise into a share of our common stock, the non-cash charge would be increased or decreased proportionately. For example, assuming a constant market value of the common stock, if we decreased to 15 the number of warrants required to receive a share of our common stock, the per warrant expense would double. Similarly, if we increased to 60 the number of warrants required, the per warrant expense would decrease by half.


         The amount of expense related to issuance of warrants that we will be required to recognize in a quarter will be determined principally by:

         -        the market value of our common stock;

         - the number of warrants required for exercise into a share of common stock;

         -        the actual and/or estimated warrant expiration rate; and

         -        the number of users who visit our Web site and earn warrants.

         Due to the variable nature of the foregoing factors, we cannot reasonably estimate the non-cash expense associated with our membership award program. We expect the expenses related to our membership award program will increase as traffic on our Web site increases, assuming that visitors to the site register with us and thus receive a warrant for each qualified visit to the site. We also expect the expenses to fluctuate based on changes in the daily closing price of our common stock.

OUR INABILITY TO SUCCESSFULLY MANAGE OUR FUTURE GROWTH MAY PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT, INFRASTRUCTURE, INFORMATION SYSTEMS AND RESOURCES

         Our ability to successfully implement our business plan in a rapidly evolving market requires effective planning and management. If we substantially outperform our business model's expectations, our operations may be insufficient to adequately accommodate our increasing need for, among others, improved Web site features and functionality, expanded sales and marketing resources, upgraded database systems and upgraded network infrastructure. In addition, the administration of our Web site, including our award, conversion and distribution of warrants and compliance with reporting requirements may suffer. We intend to rapidly increase the scope of our operations and grow our resources substantially by hiring additional employees, engaging independent contractors and exploring strategic partnerships as we deem necessary or advisable. Our anticipated growth and future operations may place a significant strain on our management, infrastructure, information systems and resources.


IF WE DO NOT SUCCESSFULLY COMPETE FOR INTERNET USERS TRAFFIC ON OUR WEB SITE WILL BE LESS THAN WE EXPECT AND THE VALUE OF TAKES.COM MAY BE REDUCED.


         The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. We will compete for consumer attention and advertising expenditures with many other providers of Web content, directories and search engines such as Yahoo!, Inc., Excite, Inc. and Lycos, Inc. as well as traditional media companies investing in the Internet such as NBC's investment in CNET, Inc.'s Snap service and The Walt Disney Company's investment in Infoseek Corporation. We expect competition to further intensify in the future. Barriers to entry by potential competitors are low. We believe that the principal competitive factors for Web sites like ours include:

         -        quality and quantity of content;

         -        brand recognition; and

         - the number of users, the duration and frequency of user visits and user demographics.


         Many of our existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. As an example, one of these competitors, Yahoo!, has 30,000,000 unique visitors every month. As of June 30, 1999, we did not have any users. Competitors are able to undertake more extensive marketing campaigns for their brands and services, and make more attractive offers to potential employees, vendor affiliates, commerce companies and third-party content providers.



WE WILL BE HIGHLY DEPENDENT FOR REVENUE ON ADVERTISING, AFFILIATE RELATIONSHIPS AND SPONSORSHIP REVENUE AND WE CANNOT PREDICT HOW MUCH OF THIS REVENUE WE WILL BE ABLE TO GENERATE



         In the foreseeable future, we expect to derive a substantial amount of our revenue from advertising, affiliate relationships and sponsorship. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our ability to generate revenue would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.


         Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenue. For example, advertising rates based on the number of "click-throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or times an advertisement is displayed, could adversely affect our revenue because impression-based advertising will comprise a substantial majority of our expected advertising revenue. Our advertising revenue could be adversely affected if we are unable to adapt to new forms of Internet advertising. Moreover, software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.



WE MAY BE UNABLE TO ADEQUATELY TRACK AND MEASURE THE DELIVERY AND EFFECTIVENESS OF ADVERTISEMENTS ON OUR WEB SITE WHICH MAY REDUCE OUR ABILITY TO SELL ADVERTISING


         It is important to our advertisers that we accurately represent the demographics of our user base and the delivery of advertisements on our Web site. We depend on third parties to provide these measurement services. Further, no widely accepted standards exist to measure the effectiveness of Internet advertising. We are also implementing systems designed to record demographic data on our users. If we do not develop these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Companies may not advertise on our Web site or may pay less for advertising if they do not perceive our measurements or data collection, or measurements made by third parties, to be reliable.


WE MAY BE UNABLE TO SUCCESSFULLY COMPETE FOR ADVERTISING AND SPONSORSHIP
REVENUES


         We compete with online services, other Web site operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements, which could impact our ability to generate advertising revenues. In addition, our sales may be adversely affected to the extent that our competitors offer superior advertising services that better target users or provide better reporting of advertising results.

OUR BUSINESS DEPENDS ON THIRD PARTIES, INCLUDING PROVIDERS OF TECHNOLOGY, CONTENT AND FEATURES AS WELL AS SYSTEMS DEVELOPERS


         We have entered into a non-exclusive agreement with GoTo.com, Inc. to provide our users with Internet search capabilities. We depend on GoTo.com for ongoing maintenance and technical support to ensure accurate and rapid presentation of search results to our users. Termination of our agreement with GoTo.com or GoTo.com's failure to renew our agreement upon expiration could result in substantial additional costs to us in developing or replacing GoTo.com's search technology. We also entered into a non-exclusive agreement with InfoSpace.com, Inc., an integrator and aggregator of Internet content, to provide content for our Web site. The term of our agreement with InfoSpace.com is two years. However, either party may terminate the agreement on 30 days written notice in the event of a material breach of the agreement by the other party. Any errors, delays or failures experienced in connection with these third-party technologies and services could have a negative effect on our relationship with our users, could materially and adversely effect our brand and our business and could subject us to liability to third parties for business negligence such as defamation or libel. We rely on Jedi Group Inc. to assist us in developing our database capabilities on a fee for services arrangement. Any termination of our agreements with these third parties could disrupt our service to users and would adversely affect our business.

OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO DEVELOP, MAINTAIN AND RAPIDLY SCALE OUR WEB SITE, NETWORK INFRASTRUCTURE AND SYSTEMS WITHOUT ANY INTERRUPTION IN FEATURES AND SERVICES

         We seek to generate a high volume of traffic on our Web site. Accordingly, the satisfactory performance, reliability and availability of our Web site, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users who make our Web site their Internet home.

         Our revenues will depend on the number and duration of visits to our Web site. Any system interruptions that result in the unavailability of our site or our ability to offer warrants to acquire our common stock diminish the attractiveness of our services. We believe it is reasonable to expect periodic system interruptions. Any substantial increase in the volume of traffic on our Web site beyond what we have projected will require us to expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our Web site or expand and upgrade its systems and infrastructure to accommodate these increases in a timely manner.

         We expect to use internally developed systems to operate our Web site. We will be required to continually enhance and improve these systems to accommodate the anticipated use of our Web site. Furthermore, in the future, we may add additional features and functionality to our site's services that would result in the need to develop or license additional technologies. Our inability to develop and further upgrade our existing technology and to add new features and functionality to our Web site may cause unanticipated system disruptions, slower response times and degradation in levels of customer service or quality of visits.

         Our success, in particular our ability to successfully track and distribute our warrants, successfully provide online content and services, and appeal to advertisers, sponsors and other revenue generating partners, is largely dependent on the efficient and uninterrupted operation of our computer and communications systems. There can be no assurance that we will be able in a timely manner to effectively upgrade and expand our systems or to integrate smoothly any newly developed or purchased technologies with our existing systems.


WE DEPEND UPON OUR INFORMATION SYSTEMS TO OPERATE OUR BUSINESS. SUBSTANTIALLY ALL OF OUR SYSTEMS ARE MAINTAINED BY A SINGLE THIRD PARTY. FAILURE OF THESE SYSTEMS COULD REDUCE OR TEMPORARILY TERMINATE OUR WEB SITE TRAFFIC.


         Our success, and in particular our ability to draw high traffic to our Web site, depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer hardware for operating our Web site is currently located at the facilities of Verio, Inc. in Irvine, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, viruses, intentional acts of vandalism and similar events. We do not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and do not carry sufficient business interruption insurance to compensate us for losses that may occur. Any damage to, failure of, or compromise of our systems could result in reductions in, or terminations of, our Web site traffic. In the case of frequent or persistent system failures, our reputation and name brand could be materially adversely affected.


IF INTERNET USERS CHOOSE NOT TO PROVIDE US WITH THE INFORMATION WE REQUIRE TO BECOME WARRANT HOLDERS, OUR USER BASE MAY BE SMALLER THAN EXPECTED AND WE MAY GENERATE LESS REVENUE



         Internet user concerns over the security and privacy of information transmitted over the Internet may inhibit the growth of the Internet as a whole and our ability to attract and retain a growing base of users. We cannot predict whether Internet users will be willing to transmit the confidential information necessary to identify them with the specificity we are requiring them to provide to earn warrants. Although we believe that the prospect of receiving equity in Takes.com is a strong incentive for an Internet user to provide us with the requisite information, an Internet user may nevertheless refuse to divulge his name, address, date of birth and/or Social Security number and other information over the Internet. If these security and privacy concerns are widespread, then we may be unable to meet our expectations of rapidly creating a large base of users.

         We have a non-disclosure policy displayed on our Web site. Our policy is not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. Despite this policy, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information, we could be subject to liability. These claims could result in litigation. In addition, the Federal Trade Commission and state regulatory agencies have been investigating Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if regulatory agencies choose to investigate our privacy practices.

         To securely transmit confidential information over the Internet, we expect that we will rely on encryption and authentication technology that we license from third parties. We cannot predict whether events or developments will result in a compromise or breach of the methods we intend to use to protect confidential data transmissions. Moreover, servers used by us may be vulnerable to computer viruses, physical or electronic break- ins, and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.


ALTHOUGH WE INTEND TO EXPEND SUBSTANTIAL RESOURCES TO ESTABLISH OUR BRAND, WE MAY FAIL TO ESTABLISH A BRAND IDENTITY


         We believe that establishing and maintaining our brand will be critical to attracting and expanding our user base and Web traffic and commerce relationships. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the extremely low barriers to entry. If our users do not perceive our services to be of high quality, or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received by our users, the value of our brand could be diluted and the attractiveness of our Web site to our users could be decreased.

WE ANTICIPATE THAT WE MAY NEED TO RAISE ADDITIONAL CAPITAL AND THE TERMS OF ANY ADDITIONAL FINANCING MAY DILUTE THE VALUE, RIGHTS, PREFERENCES OR PRIVILEGES OF YOUR COMMON STOCK

         We anticipate that we may require substantial working capital to fund our business. We currently anticipate that the net proceeds of our initial public offering will be sufficient to meet our expected needs for working capital and capital expenditures through at least the next 12 months. However, we may need to raise additional funds prior to the expiration of this period, and we anticipate that we may need additional capital subsequent to the expiration of this period. If we raise additional funds through the issuance of equity, equity- related or debt securities, any or all of these securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

OUR BOARD OF DIRECTORS MAY ISSUE PREFERRED STOCK WITH RIGHTS SUPERIOR TO THOSE OF COMMON STOCK WITHOUT THE CONSENT OF COMMON STOCKHOLDERS

         After the closing of our initial public offering, our board of directors will have the authority to issue up to 20,000,000 shares of preferred stock without any further vote or action by common stockholders. Our board may also determine the price, rights, preferences and privileges of preferred stock. The rights of our common stockholders would be subject to, and may be adversely affected by, the rights of any preferred stockholders. The issuance of preferred stock with special voting or other rights could negatively impact the market value of our common stock.

OUR REVENUES MAY BE SIGNIFICANTLY LESS THAN WE ANTICIPATE IF OUR USERS FAIL TO EMBRACE THE MEMBERSHIP AWARD PROGRAM

         Our success depends on the acceptance of our business model for awarding warrants to our users. We expect our membership award program to generate significant interest in our Web site and to create a large and loyal user base. If our membership award program is not sufficient to generate traffic to our Web site, our user base will not be as large as we expect and our revenues from advertisers, sponsors and others could be significantly less than expected.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT

         Our success will depend in large part on continued growth in, and use of, the Internet. There are critical issues concerning the use of the Internet which remain unresolved. The issues concerning the use of the Internet which we expect to affect the development of the market for our services include:

         -        security;

         -        reliability;

         -        cost;

         -        ease of access;

         -        quality of service; and

         -        increases in bandwidth availability.

         If the Internet develops more slowly than we expect, it will adversely affect our business. In addition, companies that control access to the Internet through network access or Web browsers could promote our competitors or cause substantial roadblocks to our entrance and growth within the Internet market. Either of these developments could adversely affect our business.

OUR INABILITY TO KEEP UP WITH TECHNOLOGICAL CHANGE AND ENHANCE THE FEATURES AND FUNCTIONALITY OF OUR WEB SITE TO THE SATISFACTION OF OUR USERS COULD DELAY OR PROHIBIT OUR SUCCESS

         To remain competitive, we must continue to enhance and improve the functionality and features of our Web site. The Internet and the online services industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

         - both license and internally develop leading technologies useful in our business;

         - enhance our existing Web site and online informational services;

         - develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective users; and

         - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

         The development of our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, database systems and network infrastructure to our users' requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our existing and prospective users may forego the use of our services and use those of our competitors.

OUR STEPS TO PROTECT OUR TRADEMARKS, PROPRIETARY RIGHTS AND DOMAIN NAMES MAY BE INADEQUATE

         We regard our anticipated copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We intend to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, users, partners and others to protect our proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we may expand to provide services online. Therefore, the steps we take to protect our proprietary rights may be inadequate.

         We currently hold various Web domain names relating to our brand, including the "takes.com" domain name. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees and this regulation is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we intend to conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

THE ADOPTION OR MODIFICATION OF LAWS OR REGULATIONS RELATING TO THE INTERNET AND TO OUR DISTRIBUTION OF EQUITY OVER THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS

         We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations. Laws or regulations may be adopted with respect to the Internet including user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. The adoption of any laws or regulations of this type may decrease the growth in the use of the Internet, which could in turn decrease the demand for our online services, increase our cost of doing business, or otherwise negatively affect our business. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws could hamper the growth of the Internet and decrease its acceptance as a communications and commercial medium. In addition, a number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and some states have taken measures to tax Internet-related activities. Further, our strategy of attracting and building a loyal user audience based upon equity sharing is new and different. The novelty of this strategy and its duplication by other online companies may result in heightened scrutiny of the concept and more stringent regulations concerning its use, the rights of our users and our obligations to them.

WE COULD GET SUED FOR INFORMATION APPEARING ON OUR WEB SITE. DEFENDING A LAWSUIT COULD BE EXPENSIVE, TIME CONSUMING AND DAMAGING TO OUR REPUTATION.

         We believe that our future success will depend in part upon our ability to deliver compelling informational content to our users. As a publisher of online content and because materials may be downloaded by users of our Web site and subsequently distributed to others, there is a potential that claims will be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and advertising of downloaded materials. In the past, plaintiffs have brought claims based on Web site content and sometimes successfully litigated them against online services. These claims might include, among others, that by directly or indirectly providing hyperlink text links to Web sites operated by third parties or because our users can carry a portion of our site to another site because of our frame-based technology, we are liable for copyright or trademark infringement or other wrongful actions by third parties in their Web sites. It is also possible that if any third-party content provided on our Web site contains errors, third parties could make claims against us for losses incurred in reliance on that content. Even to the extent claims based on third-party content do not result in liability, we could incur significant costs in investigating and defending against these claims. If we were found liable for information carried on or disseminated through our Web site, we may be required to implement measures to reduce our future exposure to liability, including the expenditure of substantial resources, that may limit the attractiveness of our services to users. Although we intend to carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

OUR SUCCESS DEPENDS ON THE PERFORMANCE OF EXISTING KEY PERSONNEL AND ON OUR ABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

         Our future success depends upon retaining the services of Joel W. Cohen, our President and Chief Executive Officer, and attracting and retaining executive officers, information systems personnel and other key sales, marketing and support personnel, whom we will hire following our initial public offering. The ability of executive management and these other key personnel, the majority of whom will be newly hired, to effectively work together is critical to our success. None of our officers or key employees, including Mr. Cohen, are bound by an employment agreement for any specific term and we do not expect to bind officers or key employees in the future. We anticipate that these current and future officers will have an at-will employment relationship. We do not have "key person" life insurance policies covering any of our employees.

YEAR 2000 RISKS MAY ADVERSELY AFFECT US AND OUR THIRD-PARTY SERVICE PROVIDERS, VENDORS AND USERS

         Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. Our business will be largely dependent on software and computer technology potentially subject to year 2000 issues including the software we use to create and provide our Web site's content, our interaction with warrant holders, database retrieval and processing functions, firewalls, security, monitoring and back-up capabilities. Because we are a young company still in the process of developing our systems, we intend to obtain only software, computer technology and other services from third-party providers that can guarantee year 2000 compliance. However, guarantees of year 2000 compliance may be impossible or too costly to obtain and we may find it necessary to obtain software or hardware which could experience a failure due to year 2000 issues. We also anticipate being dependent on telecommunications vendors to maintain connectivity to our network and, potentially, traditional third-party carriers to deliver written communications to our users.

OUR OFFICERS AND DIRECTORS WILL BE ABLE TO SUBSTANTIALLY INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL

         Executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 58.1% of our outstanding common stock following the completion of our initial public offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

THE OWNERSHIP INTEREST OF A PURCHASER PARTICIPATING IN OUR INITIAL PUBLIC OFFERING WILL BE IMMEDIATELY AND SUBSTANTIALLY DILUTED


     At March 31, 1999, our net tangible book value per share was $0.08. Our net tangible book value is the value of our assets less our liabilities. Assuming the initial public offering price of our common stock is $8.00 per share, the amount purchasers in our initial public offering pay for each share will greatly exceed our $0.08 per share net tangible book value. Purchasers of common stock in our initial public offering will suffer immediate and substantial dilution of $6.64 per share in the net tangible book value per share of our common stock from the offering price. After the completion of our initial public offering, purchasers of our common stock will have contributed 95% of our capital, but will own only 18% of our outstanding common stock. If outstanding warrants or options to purchase our common stock are exercised, purchasers will be diluted.

                                 USE OF PROCEEDS


         We estimate that the net proceeds from the sale of the 2,825,000 shares of our common stock in our initial public offering will be $20.4 million ($23.6 million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $8 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from our initial public offering approximately as follows:


         - $6.0 million for developing and acquiring content for our Web site;

         -        $4.0 million for advertising and marketing;

         -        $1.5 million for production hardware and bandwidth;

         -        $2.0 million for advanced Web site development; and

         - the remaining $6.9 million for general corporate purposes, principally working capital and operating expenses (or $10.1 million if the underwriters exercise their over-allotment option in full).

We may change the allocation of these amounts if market or competitive factors change from those that we anticipate.

                                 DIVIDEND POLICY

         We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

         The following table shows our capitalization as of March 31, 1999 on an actual basis and on an as adjusted basis to reflect the receipt and use of net proceeds from the sale of 2,825,000 shares of our common stock at an assumed public offering price of $8 per share:

                                                                 As of March 31, 1999
                                                      -------------------------------------------
                                                            Actual                 As Adjusted (1)
                                                      -------------------      ------------------
Stockholders' equity
      Common stock, par value $0.001 per
        share, 30,000,000 shares authorized,
        12,900,000 issued and outstanding,
        actual; 15,725,000 issued and
      outstanding pro forma                           $           12,900         $         15,725
      Additional paid-in-capital                               1,165,718               21,580,893
      Deficit accumulated during the                            (197,520)               (197,520)
                                                                ---------               ---------
      development stage
           Total stockholders' equity                   $        981,098         $   21,399,098
                                                                 =======             ==========



(1) The effects of the exercise of the 300,000,000 warrants by our Web site users, the issuance of the 10,000,000 shares of common stock reserved for issuance upon exercise of those warrants, the exercise by the underwriters of their over-allotment option of 423,750 shares of common stock, the exercise by the underwriters of their warrants to purchase 282,500 shares of common stock and the exercise by our directors, officers and employees of outstanding options to purchase 883,000 shares of common stock have not been presented on a pro forma basis because these amounts cannot be reasonably estimated.

                                    DILUTION

         Our net tangible book value as of March 31, 1999 was approximately $1.0 million or $0.08 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in our initial public offering and the net tangible book value per share of common stock immediately after the completion of our initial public offering. After giving effect to the sale of the 2,825,000 shares of common stock offered by us at an assumed initial public offering price of $8 per share, and after deducting the underwriting discount and estimated initial public offering expenses payable by us, our pro forma net tangible book value at March 31, 1999 would have been approximately $21.4 million or $1.36 per share of common stock. This represents an immediate increase in net tangible book value of $1.28 per share to existing stockholders and an immediate dilution of $6.64 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

         Assumed initial public offering price per share......................................                   $   8.00
              Net tangible book value per share before the offering...........................    $   0.08
              Increase per share attributable to new investors................................        1.28
                                                                                                   -------
         Pro forma net tangible book value per share after the initial public offering (1)....                        1.36
                                                                                                                   -------
         Dilution per share to new investors..................................................                    $   6.64
                                                                                                                   ========




(1) The effects of the exercise of the 300,000,000 warrants by Web site our users, the issuance of the 10,000,000 shares of common stock reserved for issuance upon exercise of those warrants, the exercise by the underwriters of their over-allotment option of 423,750 shares of common stock, the exercise by the underwriters of their warrants to purchase 282,500 shares of common stock and the exercise by our directors, officers and employees of outstanding options to purchase 883,000 shares of common stock have not been presented on a pro forma basis because these amounts cannot be reasonably estimated.



         The following table summarizes as of March 31, 1999, on the as adjusted basis described above, the number of shares of common stock purchased from us by existing stockholders and investors in our initial public offering, the total consideration we received and the average price per share paid by existing stockholders and by investors in our initial public offering (before deducting the underwriting discount and estimated initial public offering expenses payable by us):

                                            Shares Purchased                 Total Consideration             Average Price
                                     ------------------------------    -------------------------------
                                        Number         Percentage           Amount        Percentage             Per Share
                                     --------------  --------------    ---------------  --------------    -------------------
Initial Public Offering Investors     2,825,000            18%         $22,600,000            95%                $8.00
Existing Stockholders                12,900,000            82            1,178,618             5                   .09
                                     ----------           ---          -----------            --
Total                                15,725,000           100%         $23,778,618           100%
                                     ==========           ====         ===========           ====

                             SELECTED FINANCIAL DATA


         In the table below, we provide you with selected financial data of Takes.com. We have prepared this information using our historical financial statements for the period from March 16, 1999 (inception) through March 31, 1999.


         When you read this selected financial data, it is important that you read along with it the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                    PERIOD FROM MARCH 16,
                                                  1999 (INCEPTION) THROUGH
                                                        MARCH 31, 1999
                                                  ------------------------
STATEMENT OF OPERATIONS DATA

Revenues                                               $         --

Costs and expenses:

      Selling, general and administrative              $      18,902
      Research and development                               178,618
                                                       -------------
                                                             197,520
                                                       -------------

  Net loss                                             $   (197,520)
                                                       ============

  Basic and diluted net loss per share                 $      (0.02)
                                                       ============

  Weighted average shares used in calculating
      basic and diluted net loss per share               11,784,470
                                                       ============

                                                          AS OF
                                                      MARCH 31, 1999
                                                      --------------
  BALANCE SHEET DATA

  Cash                                                 $         --

  Working capital                                           981,098

  Total assets                                            1,004,228

  Stockholders' equity                                      981,098

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


         We are a newly formed development stage company poised to launch a gateway to the Web with a strategy for attracting and sustaining a broad and loyal base of Internet users. Our strategy is to award Internet users one warrant exercisable for our common stock when they register with us. After registering with us, members will receive one warrant each day they visit our Web site. In the future, we may award warrants to members who use our Web site for extended periods of time. Initially, we will award warrants exercisable for our common stock on a 30 for one basis. By awarding our members an equity interest in Takes.com, we expect to foster a strong sense of personal loyalty and corporate ownership among our members. Although our Web site is available to users, we will not offer or issue warrants until our registration statement is declared effective.



          In January 1999, our founders began developing the business concept for Takes.com. Our founders subsequently contacted Silvervision Entertainment Group, LLC to assist in developing our infrastructure and Web site. Since January 1999, our operating activities have focused primarily on the development, acquisition and configuration of the necessary software and computer infrastructure. We have also focused on initial planning and development of our Web site, operations and capital raising activities. In March 1999, we formally incorporated and our founders contributed all of their intellectual property rights relating to our business concept as well as the value of their services to us. Effective as of March 31, 1999, Silvervision transferred to us all of its right, title and interest in our Web site and the technology associated with it. Although we had contracted with them to develop the Web site on our behalf, until the rights to the site are formally assigned to us, the rights to the site could be claimed by Silvervision as the Web site developer. Two of Silvervision's principals also granted us an option to purchase their collective 33.4% interest in Illusion Networks, LLC which owns interactive video technology for Internet applications that could be of value to us in the future. The grant of this option is subject to the consent of Silvervision, the third member of Illusion Networks. These principals of Silvervision received 900,000 shares of our common stock in exchange for their grant of the Illusion Networks option and Silvervision's development of, and transfer of its interest in, our Web site. See "Related Party Transactions." For the month of April 1999, we paid Silvervision in cash for their continuing development services. Beginning on May 1, 1999, the individual employees of Silvervision working on our site development became our employees and were no longer employees of Silvervision. We have also engaged the Jedi Group to develop our database architecture pursuant to a fee for services arrangement. Our Web site will be available July 15, 1999. However, we will not offer or issue warrants to users until our registration statement is declared effective. To date, we have not generated any revenues.


         We have funded our activities to date primarily from exchanges of our common stock for services performed for us by our principals and through service arrangements with Silvervision and private sales of our common stock. We sold 3,000,000 shares of our common stock for a total of $1.0 million in a private placement in March 1999.

         We may require substantial capital to continue development activities, to deliver our concept and to commence sales and marketing efforts. While we believe that the net proceeds from our initial public offering will be sufficient to develop and deliver our product to Internet users, the continued development and expansion of our Web site as well as the ongoing costs associated with development of our computer systems and software, future research, sales and marketing, funding of acquisitions or other strategic arrangements, and the cost of attracting qualified personnel may require additional funding. The costs associated with our continued expansion and development are significant and may be in excess of our expectations. Our continued expansion and development may be predicated upon our ability to access additional capital or other strategic arrangements to fund our expansion and development activities.

         We expect our future revenues to be generated primarily from arrangements and agreements with advertisers, sponsors and content providers. We have entered into an agreement with GoTo.com to provide our users with Internet search capabilities. Our relationship with GoTo.com is non-exclusive. We have also entered into an agreement with InfoSpace.com, an integrator and aggregator of Internet content, to provide us with content. In addition, we have entered into affiliate relationships with approximately 80 online retailers and service providers who will pay us either a commission or a flat fee for purchases of their products and services made by persons accessing their Web sites from our site. We expect to initially rely upon a third party to sell advertising space on our Web site. We believe that our strategy for attracting new and repeat users to our Web site, combined with data gathered about these users, will provide attractive marketing opportunities for advertisers, sponsors, content providers and electronic merchants. We base our business model on our ability to attract and retain a loyal user base, and the generation of revenue from sources whose sponsorship of our business is predicated upon user traffic. We believe we will need to constantly expand and improve the content of and features offered by our Web site to continue to attract users, and we will need to develop a significant marketing and sales effort to reach our potential revenue sources. We anticipate that revenue will not be sufficient to cover our operating costs in the near future and we expect to incur significant losses. While we are cautious of developing a corporate overhead structure in advance of generating any revenue to cover costs, we believe the installation of a minimum level of infrastructure components is necessary for our early stage growth. We can offer no assurance that our business model will succeed or that sufficient revenue can be generated to cover our costs of operations.


         As of March 31, 1999, we had a deficit accumulated during the development stage of $197,520 and we anticipate that we will incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount and rates of growth in our revenue from advertisers, sponsors, content providers and electronic merchants. We expect our operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. As a result, we will need to generate significant revenue if profitability is to be achieved. We believe that our operating results since inception are not meaningful and that the results for any period should not be relied upon as an indication of future performance. To the extent that revenue does not grow at anticipated rates or that increases in our operating expenses precede or are not subsequently followed by commensurate increases in revenue, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that our operating losses will not increase in the future or that we will ever achieve or sustain profitability. See "Risk Factors--We Cannot Predict Our Success Because We Lack an Operating History" and "--We Anticipate Significant Losses and Negative Cashflow in the Foreseeable Future."

RESULTS OF OPERATIONS

         We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies dependent upon the relatively new and rapidly evolving Internet environment. Our risks include, but are not limited to, an evolving and unpredictable business model and proper management of growth. To address these risks, we must, among other things, maintain and expand our user base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and our Web site, provide superior customer service and convenience, respond to competitive developments, and attract, retain and motivate qualified personnel. We cannot assure anyone that we will be successful in addressing these risks, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.


         Our losses from inception include $178,618 of costs incurred by our founding stockholders in the form of direct expenses paid by them prior to our inception through March 31, 1999. The $178,618 of direct expenses incurred by our founding stockholders consisted primarily of payroll costs to begin the development of our Web site and content based on the actual amounts that were paid by our founders at their historic cost basis. Services provided to the Company through March 31, 1999 were provided by the founding stockholders or by Silvervision Entertainment Group, LLC, a multimedia entertainment company. Messrs. Sokolov and Bellino, two of our officers, collectively own approximately 38% of the membership interests of Silvervision.

LIQUIDITY AND CAPITAL RESOURCES


         To date, we have raised capital amounting to approximately $1,000,000 through a private placement of our common stock and received the benefit of cash payments made by our founding stockholders amounting to approximately $178,618. We do not expect to incur significant capital commitments until we have successfully completed our initial public offering. We currently anticipate that the net proceeds of our initial public offering will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. However, additional capital could be required in the next 12 months if unexpected costs arise or if we pursue ventures that enhance or accelerate our business development such as acquisitions of content providers, search engines or other businesses. If additional capital requirements arise, we may need to raise additional funds sooner than expected. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock holders, who would then experience dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. We may require additional capital following the 12 months after our initial public offering.


         Concurrently with the closing of our initial public offering of our common stock, we will begin issuing our members warrants to receive shares of our common stock. The warrants will be issued under our membership award program, and the warrants will first be exercisable at any time after 180 days from the closing of our initial public offering. We estimate that the shares underlying the warrants we have registered are sufficient to last at least 12 months from the closing of our initial public offering. Unexpectedly high volumes of users visiting our site could materially alter our projections of the sufficiency of the number of shares we have reserved for the conversion of warrants. We anticipate registering additional warrants and shares of common stock in the future to meet the needs of our model for issuing equity to users. Registration of additional warrants and common stock will have a dilutive effect on existing stockholders. We reserve the right to issue, or not to issue, additional warrants and common stock, determine future conversion ratios of warrants, or to abandon our membership award program.

WE DEPEND ON OUR MANAGEMENT INFORMATION SYSTEM; YEAR 2000 COMPLIANCE

         Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. Our business will be largely dependent on software and computer technology potentially subject to year 2000 issues including the software we use to create and provide our Web site's content, our interaction with warrant holders, database retrieval and processing functions, firewalls, security, monitoring and back-up capabilities. Because we are a young company still in the process of developing our systems, we intend to obtain only software, computer technology and other services from third-party providers that can guarantee year 2000 compliance. However, guarantees of year 2000 compliance may be impossible or too costly to obtain and we may find it necessary to obtain software or hardware which could experience a failure due to year 2000 issues. We also anticipate being dependent on telecommunications vendors to maintain connectivity to our network and, potentially, traditional third-party carriers to deliver written communications to our users.

         As we develop our Web site and our corporate infrastructure, we intend to ensure that all software, hardware and proprietary operating code we develop is year 2000 compliant. Substantially all of our hardware and software was purchased subsequent to March 31, 1999. Prior to March 31, 1999, we used hardware and software owned by one of our founding stockholders to begin the development of our Web site. Our servers and their operating systems are certified by their manufacturer, Sun Microsystems, as Tier 1 compliant, or year 2000 compliant at the time of their release. In addition, we have reasonable assurances from the manufacturers that the software we used to develop our Web site and database engine, including Oracle 8 and Apache Web Server, is year 2000 compliant. We will continue to pursue assurances of year 2000 compliance from manufacturers of the hardware and software used to develop our site and infrastructure. In addition, Verio, the third-party host of our network servers, has provided us with reasonable assurances of its year 2000 compliance. We also believe the proprietary operating code we developed is year 2000 compliant. We do not anticipate spending material amounts on year 2000 compliance.

         We will conduct a formal audit of our internal systems in August 1999 once they are more fully developed. After our internal year 2000 compliance audit, we may be required to modify or replace significant portions of our software so that our systems will function properly with respect to dates in 2000 and beyond. We may experience potential systems interruptions or delays in services if we are unable to make required modifications or conversions in a timely and cost-effective manner or if there is a malfunction in our systems. Further, if we fail to successfully resolve these issues, some or all of our operations may shut down, which would have a material adverse affect on our business.

         We have not yet fully developed a comprehensive contingency plan to address situations that may result if we are unable to achieve year 2000 readiness for our critical operations. We are developing a detailed contingency plan which we expect to be completed and expanded as necessary during the second half of 1999. However, our contingency plan may not adequately address all year 2000 issues we may face. Our failure to develop and implement, if necessary, an appropriate contingency plan could materially adversely affect our business and results of operations.

                                   THE COMPANY


         Takes.com is an early stage company that has developed the takes.com Web site to serve as a portal to the World Wide Web. We believe we have developed a portal which is unique, useful and customizable and for which we have initiated our membership award program as a strategy for attracting and sustaining a broad and loyal user base. Under our membership award program, visitors to our Web site earn equity in Takes.com for accessing and using our takes.com Web site. Upon registering on our Web site, users will become members and will be issued a warrant which is exchangeable for our common stock. Subsequently, members may earn additional warrants each day that they visit takes.com. In the future, we may award warrants to users who use our Web site for extended periods of time. We also intend to hold periodic contests, promotions and other events which will permit our members to receive additional warrants. Warrants will initially be exercisable on the basis of 30 warrants for one share of stock. We believe that by combining equity ownership in Takes.com with a high quality, content-rich portal site, we will build and sustain a large cooperative community of users whose interests will be uniquely aligned with ours and those of our advertisers, sponsors and other revenue generating partners. We intend to encourage development of a cooperative community among our users in the future by providing forums for moderated discussions of current issues, soliciting content from our users and providing members-only promotions.


         Although our Web site is available to users, we will not offer or issue warrants until our registration statement is declared effective. Users may access any Internet site from takes.com including leading sites and search engines such as Yahoo!, Excite, Lycos and others. The initial roll out of the takes.com Web site will serve as a platform for us to further expand our content and service offerings, which we believe will further enhance our site. We believe the takes.com Web site will become the home page of choice for our users. The takes.com Web site includes, among other things, search capabilities, useful and in-depth content and a customizable personal home page feature. Our frame-based mechanism allows our users to carry a portion of our site's features with them as they travel the Internet.


         By issuing our users equity in Takes.com, we expect to rapidly build and sustain a large and loyal cooperative community of users and to develop brand recognition around takes.com. We intend to educate our members that the value of Takes.com, and therefore their warrants, is largely dependent upon our ability to generate advertising revenues and override revenues generated by electronic commerce. We believe that by aligning our interests with those of our members, we will be able to deliver a large audience to our advertisers, sponsors and other revenue generating partners. Delivering a large audience is essential to attracting advertising and sponsorship revenues. If we are successful in creating a large and loyal user base with our membership award program, we expect to be required to spend significantly less on advertising and sales expenses related to promotion of our Web site.


GROWTH OF THE INTERNET

         The Internet enables millions of people worldwide to interact, share and access information, conduct business and be entertained electronically. The online company eMarketer estimates that at year-end 1998, the number of Americans using the Internet was approximately 47 million, and that approximately 24.4 million, or 24.2%, of U.S. households were connected to the Internet. Further, eMarketer estimates that the number of Americans using the Internet will grow to approximately 85 million by the end of 2002 and that the number of U.S. households connected to the Internet will increase to approximately 43% of all U.S. households, or a total of approximately 44 million households. According to eMarketer, the U.S. represented approximately 62% of the estimated worldwide Internet users at mid-year 1998.

INTERNET AS AN ADVERTISING MEDIUM

         The rapidly increasing popularity and acceptance of the Internet represents an enormous opportunity for businesses to reach consumers and conduct commerce over the Internet. The commercial potential of the Internet has resulted in a proliferation of Web sites through which businesses, communities, media companies, news services, affinity groups and individuals seek to inform, entertain, communicate and conduct business with Internet users worldwide. According to eMarketer, there were approximately 2.2 million registered domain names, or Web pages, registered at year-end 1998 and eMarketer estimates that by the year 2000 there will be approximately 3.95 million registered domain names. This rapid growth in the number of Web sites and the wide array of content associated with them has caused the emergence of numerous portals, integrated online services through which users can access a wide range of information and service providers and Internet search engines and directories.

         The Internet provides a medium in which advertisers can develop one-to-one relationships with potential customers worldwide without making significant investments in traditional infrastructure such as retail outlets, vendor networks and sales personnel. The Internet is distinguished from traditional media outlets because of a lack of geographic or temporal limitations, real-time access to dynamic and interactive content, and instantaneous communication with a single individual or with groups of individuals. To market their products and services, advertisers seek outlets where they may obtain demographic information about the users and which provide a large number of users who spend at least a minimum amount of time at a particular site. According to eMarketer, online advertising spending exceeded $1.5 billion in 1998 and is projected to rise to approximately $8.0 billion in 2002.

BUSINESS STRATEGY


         By offering our Web site users an equity stake in Takes.com, we believe we will foster a sense of ownership and community and create a home page environment that our members will regularly utilize as their Internet gateway. With our membership award program allowing users to become owners of Takes.com, we intend to:



         DEVELOP AND GROW OUR USER BASE. We believe that building awareness of Takes.com and the ability to become a stockholder in our company are critical to our success. We intend to build our user base and, correspondingly, our brand value aggressively. We will initially market our site with promotions including traditional advertisement and press exposure. We also believe that our user base will grow significantly by word-of-mouth. We believe that our membership award program will generate a substantial amount of repeat traffic and new users.


         PROVIDE TARGETED MARKET OPPORTUNITIES FOR SPONSORS AND ADVERTISERS. To become a member and receive warrants, a visitor must register in our membership award program and provide his or her name, address and other demographic information. We expect this information to be valuable to us and to prospective advertisers and sponsors in developing targeted marketing opportunities. In addition, users may be asked for additional information each day prior to receiving their warrant. As the number of our users grows, we believe we will be able refine and categorize the data we collect about our users. We believe the data will enable us to attract advertisers wishing to reach a large member base to whom they can effectively target products and services. We also intend to build a team of specialists experienced in sales and marketing to advertisers, sponsors, electronic merchants and other revenue generating sources and we believe we will be offering a large and loyal user base to these sources.


         CREATE USER LOYALTY. We believe that the concept of earning equity in Takes.com for visiting our site will provide a powerful platform for developing user loyalty. We intend to educate our users that the value of Takes.com and, therefore, their equity ownership, is largely dependent upon revenue generated from advertisers, sponsors, content providers and others seeking our users' audience and, thus, the advertising revenues they can provide. In addition, we expect to generate significant revenue from fees generated pursuant to arrangements with electronic shopping and fulfillment sites. The following are necessary to attract revenue sources:


         -      high Web site traffic volume;

         -      a large base of registered members;

         -      growth in user base;

         -      repeat usage of Web site;

         -      high volume of Web pages viewed;

         -      extended Web site visits;

         -      information about and preferences of our members; and

         - information on results generated from advertising at our Web site.


         By educating our members of the importance of attracting revenue sources and the factors important to those sources, we believe that we will encourage our members to make our customizable home page site their gateway to the Internet. Through their understanding of the importance of revenue generation to the value of their interest in Takes.com, we believe that we will foster a sense of ownership and create a user community that will patronize our advertisers and electronic commerce partners and maximize time spent at our site. We expect our membership award program to be the initial draw which will cause our users to use takes.com as a portal to the Internet. We expect our future content and strategic partnerships to cause our users to use takes.com as their home page of choice.


         ENHANCE OUR WEB SITE'S FEATURES AND FUNCTIONALITY. We believe that a combination of highly advanced functionality and performance and depth of commercially available content is critical to the commercial success of our takes.com site. We are committed to site reliability and accessibility, and intend to make continuous enhancements to our technology, such as upgrading and expanding server and networking infrastructure, increasing fault tolerance, maintaining backup and storage capacity and improving Internet connections. We believe our frame-based technology is a key feature of our site. In addition, we intend to increase the efficiency of our database processing and the sophistication of the marketing-specific information within our databases.

         DEVELOP EXTRAORDINARY CONTENT. Initially, much of the content of takes.com will be provided by third parties. Following the completion of our initial public offering, we intend to develop and offer additional content and to integrate this content with additional third-party content and services. We intend to develop unique, extraordinary content which will further enhance the appeal of takes.com, attract additional users and enhance the development of our brand. This content will be designed with our user demographics in mind and we expect that our users, in fostering the cooperative spirit of takes.com, will contribute to this additional content. We expect to establish editorial boards to review member contributed content.


         USE BUSINESS MODEL FOR COMPANY EXPANSION. We believe that our business model, making our members equity owners in Takes.com, provides a number of competitive advantages over other Internet sites and portals. We believe that we can use this model to expand our business and our member base. We believe possibilities for acquisition or development of content, services, search capabilities, strategic partnerships and other avenues of growth are significant, will further enhance the value of our Web site to our members and will contribute to the development of our brand name and our member base. We intend to immediately and aggressively pursue growth opportunities.



THE TAKES.COM SITE


         Our takes.com Web site is designed to be a user friendly, content-rich, customizable Internet portal. Portals are online sites from which Internet users can access a wide range of information and services without having to navigate through numerous other sites. Our site will offer traditional portal service offerings including aggregated third-party content, search capabilities and links to other Web sites. Initially, our Web site will include, among other things:

         - search capabilities through GoTo.com, a search engine, as part of our "Explore the Web" section;

         - content provided through InfoSpace.com, a third party aggregator and integrator of content;

         -     original editorial commentary or "takes" on specific subjects;

         - content categories allowing our members and others to obtain information regarding a broad range of subjects;


         - a customizable personal home page containing features which will allow members to personalize their page by using, among other things, hyperlinks to Web sites selected by the member and information on their holdings of our warrants and common stock; and



         - a frame-based mechanism which provides our users with the ability to carry a portion of the functionality of our Web site with them as they travel the Web. The frame will carry our logo, navigation buttons providing links to our site and two pull down menus, "Explore the Web" feature, search engine box and customizable links to favorite sites. The frame may also include a banner advertisement.


         Immediately following the closing of our initial public offering, the content on our site will consist largely of information from InfoSpace.com, a third-party provider of content, and will contain graphics and links pertinent to the content categories. We intend to co-brand a portion of our Web site with InfoSpace.com by including the InfoSpace.com logo and advertising secured by or on behalf of InfoSpace.com on our site. Under the terms of our agreement, we will begin sharing advertising revenue with InfoSpace.com once our users have provided InfoSpace.com with 10,000 viewer impressions per day to co-branded pages for 30 consecutive days. After this initial threshold is met, we will receive 35% of the advertising revenue generated by InfoSpace.com and InfoSpace.com will receive 35% of the advertising revenue generated by us on co-branded pages. Once our user base has provided InfoSpace.com with one million viewer impressions to co-branded pages, we will receive 40% of the advertising revenue generated by InfoSpace.com and InfoSpace.com will receive 30% of the advertising revenue generated by us on co-branded pages. In addition, we will pay InfoSpace.com a monthly fee in the amount of $5,000.


         We expect to develop an electronic magazine, or "e-zine," and to allow our members and others to provide original editorial commentary or "takes" on specific subjects. This commentary will be screened and edited by an editorial staff that we intend to establish. Following the closing of our initial public offering, the content for these areas will consist of links to other Web sites. Initially, our Web site e-zine will include:


         - Take of the Day - Users' opinions on current headlines and articles pertaining to national and world events, finance, entertainment, technology, sports and other topics.

         - Life's Cutting Edge - Content focused on technology and creative and innovative ideas including games, toys and interactive television.

         - Money Matters - Business and financial news and information including stock quotes.

         - Culture Club - Information on culture, art and literature from around the world, including the visual and performing arts, festivals, events and exhibits and galleries.

         - The Human Machine - Content focused on health and fitness, medicine, nutrition, psychology, herbal and natural health, education and psychic/tarot readings.

         - Going in Style - Content focused on fashion trends, travel and leisure, food and wine and social graces.

         - Screening Room - Information on movies, television, radio, theatre and music with additional information regarding musicians, actors, directors, writers and producers.

         - Short Takes - Information for our younger users including children's stories, games and toys and what's cool and popular among teens.

         The takes.com Web site will have two other main sections: a customizable "My Personal Page" and an "Explore the Web" section. "My Personal Page" will include such features as a personal information management section, with calendar, address book, reminders and similar features, a photo gallery on which a user may load photos of their choice from the hard drive of the user's computer, a drop down window with links to Web pages of the user's choice, news and weather information, warrant information and "I Want To . . .," another means of linking to Web sites. The "Explore the Web" section will include quick links to research and news information, "Our Takes - Best of the Web" which will include our choice of interesting sites covering various topics, public resource information, current news and shopping links as well as "I Want to . . ."

         COOPERATIVE ENVIRONMENT. We intend to evolve our site into a cooperative environment as our user community expands. Through our membership award program, we expect to build a loyal and expanding user base, which we believe we can use to:

         - command purchasing discounts at retailers, leading merchants and electronic commerce sites interested in targeting our members;

         - create a community atmosphere where members participate in an interactive format to share information and contribute ideas and opinions, or "takes," on specific topics of discussion such as current events, sports, arts and culture, and others; and

         -     provide member-only promotions and services.


         Within our cooperative environment, we intend to foster a sense of community and ownership similar to traditional retail or other business cooperative models. We intend to disseminate current information about Takes.com to our members, as we view our members as owners of our cooperative. We believe that our members will develop a strong sense of ownership and will, therefore, make use of our site, patronize our sponsors and advertisers, and will participate in and contribute, provide their "Takes", to the available online editorial areas related to our content section.


         Anyone visiting the takes.com Web site may view and use our site as a guest, but must register with us as a member to earn and accumulate our warrants. Once users become members, they will begin to accumulate warrants daily upon visiting the site. Members may earn a maximum of one warrant per day except if we offer additional warrants in connection with special promotions or contests. In the future, we may award additional warrants to users who use our Web site for extended periods of time. Once users have registered as members, they will gain access to features of our Web site designated for members only. Membership is free, but is a formality which is necessary to track and register users as stock and warrant holders as well as to provide us with demographic information about our users.


         REGISTRATION PROCESS. Non-members can register and existing members will sign in each time they access our Web site. Upon clicking "New Member," a registration page will be displayed, where new members will fill in all of their pertinent information. Membership will be limited to United States residents who have Social Security numbers. The database and questionnaire process will be also be designed to gathering pertinent data which will be useful for attracting targeted advertising and sponsorship opportunities. A registered member will merely sign in with a user name and password to access the site and earn warrants.


REVENUE SOURCES

         SPONSORSHIP AND ADVERTISING. We intend to aggressively pursue and generate revenue from the sale of sponsorships and advertisements. Our strategy is focused in part on generating a significant portion of our revenue from advertisers and sponsors who seek a cost effective means to reach our targeted user base. Revenue from advertisers and sponsors will be generated from advertisements that are prominently displayed at the top of pages throughout the takes.com site along with other advertising displays throughout the site. From these advertisements, we expect members to be able to hyperlink directly to the advertiser's own Web site, thus providing the advertiser the opportunity to directly interact with an interested customer. While we will seek advertising and sponsorship agreements through third-party consolidator sources, we also intend to hire an internal sales force to sell advertising. We expect revenue from these sources to be generated based on a cost per thousand impressions, or CPM's, and we expect that the advertising rates will be dependent on whether the impressions are from general rotation throughout our Web site or from targeted audiences and properties within specific areas of our Web site.

         Sponsorship and advertising revenues may also include barter revenues, which represent our exchange of advertising space on our takes.com Web site for reciprocal advertising space or traffic on other Web sites.

         SEARCH ENGINE. We have signed an agreement with GoTo.com under which we will receive $0.02 each time one of our visitors or members uses GoTo.com via hyperlinks from our pages to conduct an Internet search. We will be paid quarterly by GoTo.com if our visitors and members have executed a minimum number of searches during the quarter using GoTo.com. This agreement, which is non-exclusive, may be canceled by us or GoTo.com at any time.

         STRATEGIC ALLIANCES. We plan to increase traffic and market share through strategic alliances with content providers or other sites characterized by high user traffic and retention statistics. We will also seek strategic alliances with other companies that will allow us to leverage our brand while incorporating content that is consistent with our Web site. We may also seek to expand our revenue opportunities through alliances with electronic retailers, online service and content providers, and advertisers.


         GENERATE ELECTRONIC COMMERCE REVENUE. We plan to identify new commerce, revenue and acquisition opportunities that enhance the takes.com Web site by offering transaction services that are consistent with and complement our Web site. We intend to generate electronic commerce revenue through agreements with leading merchants interested in targeting our members. These merchants will receive exposure through banner advertising and the integration of advertising with promotional offers. We expect most of our electronic commerce revenues to result from fixed fees collected per transaction or from a share of the revenues from sales to our members. Currently, we have agreements with approximately 80 online retailers and service providers. Our agreements with these retailers and service providers provide that they will pay us:



         - a flat fee per sale, generally ranging from $1.00 to $5.00 per transaction;



         - a percentage of a sale, generally ranging from 10% to 20% for transactions originating from our site; or



         - a fixed amount for each "click-through" or visit to a Web site which originates from our Web site.



         We expect the number of online retailers and service providers with whom we have agreements to grow. Through our cooperative environment, we intend to use existing relationships and form additional relationships with major retailers and merchants to offer our members discounts and other values on goods and services.


TECHNOLOGY AND INFRASTRUCTURE

         We anticipate high user traffic at our Web site as a result of our membership award program. Our operating infrastructure has been designed and implemented to accommodate the large traffic volumes we are expecting to generate initially as well as the increased traffic volumes we expect in the future as our user base grows. We also expect our infrastructure to be capable of supporting the delivery of millions of page views per day. In addition, we intend to develop our capacity to significantly enhance the features, pages and content within our site. Key attributes of our infrastructure include scalability, performance and service availability. See "Risk Factors--Our Success is Dependent on Our Ability to Develop, Maintain and Rapidly Scale Our Web Site, Network

Infrastructure and Systems Without any Interruption in Features and Services." Because we are a young company and only recently purchased our hardware and software systems, we benefitted by obtaining advanced systems at a lower cost than was available in prior years.

         Our site will require integrated database and Web serving capabilities. Therefore, our system's hardware framework will consist of separate but integrated servers; one designed for the database functions and one designed for the Web serving environment. We have chosen to use Sun Sparc servers using the Sun Solaris operating system. Our database servers will use Oracle 8 data and query engine software and our Web server will use Apache Web Server software. Because we expect to have a very large database of user information to maintain, particularly regarding the warrants held by our members, our database system will employ Secure Socket Layer protocol to provide the required security, and all of our servers will have firewalls designed to restrict outside access at the operating level except via special secure channels. We also intend to employ third-party computer security personnel from time to time to address security risks and vulnerabilities.

         Verio, Inc. is our data center host and we have co-located our equipment on their premises. Verio's national data centers are state-of-the-art facilities providing comprehensive facilities management services including human and technical monitoring of our production servers 24 hours per day, seven days per week. Verio provides connectivity services which link our servers to end-users via the Internet through multiple connections. The facility is powered by multiple uninterruptible power supplies and Verio observes strict physical security measures and password access management. Verio's customers include America Online, Inc., The Boeing Company, Microsoft Corporation, the National Football League and Netscape Communications Corporation.

         All of our data will be copied to backup tapes each night and stored at a third-party, off-site storage facility and will facilitate data recovery and mirroring capabilities. We intend to keep all of our production servers behind firewalls for security purposes and will not allow outside access at the operating level, except via special secure channels. Strict password management and physical security measures will be followed. We intend to deploy computer security personnel and consultants to address and take action towards security risks and vulnerabilities.

COMPETITION

         The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. We will compete for consumer attention and advertising expenditures with other portals and other providers of Web content, directories and search engines such as Yahoo!, Excite and Lycos as well as traditional media companies investing in the Internet such as NBC's investment in CNET's Snap service and Disney's investment in Infoseek. We expect competition to further intensify in the future. Barriers to entry are low. We believe that the principal competitive factors for Web sites like ours include the quality and quantity of content, brand recognition, a unique business model, strategic partnerships and, with respect to advertisers and sponsors, the number of users, the duration and frequency of user visits and user demographics. There can be no assurance that our Web site will be equal or superior to our competitors and potential competitors' sites or even that our Web site will achieve market acceptance.


         Nearly all of our existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. Existing established competitors are able to undertake more extensive marketing campaigns for their brands and services, and make more attractive offers to potential employees, vendor affiliates, commerce companies and third-party content providers. Many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become gateways or portals to the Internet. In the event these companies develop portal sites, we could lose a substantial portion of our user traffic. Further, entities that sponsor or maintain high-traffic Internet sites or Internet service providers, such as America Online, provide an initial point of entry for Internet users that may be competitive with takes.com. There can also be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors--We May Not Be Able to

Successfully Compete for Internet Users Resulting in Less Than Expected Traffic On Our Web Site and Reduced Value of Takes.com."


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         We regard our technology as proprietary and attempt to protect it by relying on trademark, service mark, copyright and trade secret laws, restrictions on disclosure and transferring title, and other methods. Currently, we do not have patents and we do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We have entered into and will continue to enter into confidentiality or license agreements with our employees and consultants, and we will attempt to limit vendor access to our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Policing unauthorized use of our proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of some proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights.

EMPLOYEES


         As of June 30, 1999, we had 13 full time employees, three part time employee and several independent contractors. Four of our independent contractors are employed by the Jedi Group, with whom we have an arrangement to assist us in developing our database architecture. [COMPANY, UPDATE NUMBERS.] [DIGITARIA?] Our future success will largely depend on our ability to continue to attract, retain and motivate highly qualified technical and management personnel in an intensely competitive employment market. From time to time, we may also employ independent contractors to support our research and development, marketing, sales, and support and administrative organizations. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.


FACILITIES

         Our headquarters are located in a leased facility at 3655 Nobel Drive, Suite 550, San Diego, California 92122. Our servers are located at Verio in Irvine, California.

                                   MANAGEMENT


         The following table sets forth information regarding our executive officers and directors as of June 30, 1999. Shortly following the closing of our initial public offering, we intend to increase the size of our board of directors to seven, including at least two independent directors. We expect to add one board member prior to the closing of our initial public offering.



NAME                    AGE      POSITION
----                    ---      --------

Peter L. Ax             40       Chairman of the Board
Joel W. Cohen           54       President, Chief Executive Officer and Director
David S. Bellino        36       Vice President of Production
Dale L. Sokolov         38       Vice President of Business Development
Todd D. Sims            29       Director
Donald R. Diamond       71       Director





         PETER L. AX co-founded Takes.com and has been Chairman of our board of directors since inception. Mr. Ax has been chief executive officer of SpinCycle, Inc. since January 1998 and chairman of SpinCycle's board of directors since March 1998. From December 1996 to January 1998, Mr. Ax was chief financial officer and until March 1998 was vice chairman of SpinCycle's board of directors. From March 1995 to December 1996, Mr. Ax served as head of the private equity division and senior vice president of Lehman Brothers. From March 1994 to March 1995, Mr. Ax was responsible for the private placement of fixed income securities on the fixed income syndicate desk at Lehman Brothers. Mr. Ax received an M.B.A. from The Wharton School at the University of Pennsylvania and a J.D. and B.S. from the University of Arizona. Mr. Cohen is Mr. Ax's first cousin.



         JOEL W. COHEN co-founded Takes.com and has been President, Chief Executive Officer and a director since inception. From 1992 to April 1999, Mr. Cohen was chief executive officer of MicroWorks, Inc., a systems integration concern involved in the development of custom information systems. In 1976, Mr. Cohen founded Micrognosis Inc., a seller of turnkey information distribution systems for Wall Street trading operations. Mr. Cohen was chief executive officer and controlling stockholder of Micrognosis until he sold it to Control Data Corporation in 1987. Mr. Cohen subsequently served as a consultant to, and a board member of, Micrognosis through 1990. Prior to founding Micrognosis, Mr. Cohen spent four years as a field applications engineer for Intel Corporation. Mr. Cohen received a BSEE from City College of New York and a Masters in Computer Science from Brooklyn Polytechnic Institute. Mr. Ax is Mr. Cohen's first cousin.


         DAVID S. BELLINO has been our Vice President of Production since April 1999. From September 1997 to April 1999, Mr. Bellino was president and chief executive officer of Silvervision Entertainment Group, LLC, a multimedia entertainment company. From 1987 through August 1997, Mr. Bellino was self employed at DSB Entertainment. While at Silvervision and DSB Entertainment, Mr. Bellino used his knowledge of high technology, computer engineering and film production to complete an award winning short film and to produce and direct several videos and interactive CD-ROM titles for BMG Music, Universal Pictures/Bubble Factory, MCA Records, Virgin Records, EMI-Capitol Entertainment Properties and Hasbro Interactive. Some of Mr. Bellino's projects included the "Flipper" enhanced CD, "The Rolling Stone's Voodoo Lounge" CD-ROM, and 3-D "Yahtzee" and "Boggle" interactive CD-ROMs. Mr. Bellino received a B. S. in Electrical Engineering from the University of Rhode Island and has attended programs at the University of California at Los Angeles and American Film Institute.

         DALE L. SOKOLOV has been our Vice President of Business Development since April 1999. As chief operating officer of Silvervision from November 1997 to April 1999, Mr. Sokolov oversaw the management and financial operations of Silvervision's multimedia, film and video projects for music companies, game developers and Fortune 500 corporations. From May 1989 to November 1997, Mr. Sokolov was the managing partner of Lakme Partnership, a venture capital and real estate investment partnership. Mr. Sokolov is involved with numerous charitable organizations and is a published author in the field of data communications. Mr. Sokolov received a Masters of Science with a concentration in Management Information Systems and a B.S. in Accounting and Finance from the University of Arizona.


         TODD D. SIMS has been a director of Takes.com since June 1999. Since May 1998, Mr. Sims has been director of league sites for ESPN Internet Ventures, responsible for production and programming of the official Web sites of the National Football League, National Basketball Association, Women's Basketball Association and National Association of Stock Car Automobile Racing. From October 1995 until May 1998, Mr. Sims was employed by Starwave Corp., most recently as manager of business development for technology and the advertising producer for ESPN.com, NFL.com, NBA.com, ABCnews.com, and NASCAR Online. From November 1994 until October 1995, Mr. Sims was the general manager and a co-founder of Sun Valley Internet. From July 1994 through October 1995, Mr. Sims was the marketing director of The Environmental News Network. Mr. Sims has also been involved in Internet advertising industry groups, including acting as chairman of the Audit Bureau of Circulations' Interactive Committee from August 1996 until August 1997 and as a member of the Internet Advertising Bureau from May 1996 until July 1997. Mr. Sims has been a panelist at numerous Internet-related conferences. Mr. Sims is a graduate of The Colorado College.



         DONALD R. DIAMOND has been a director of Takes.com since June 1999. Since August 1998, Mr. Diamond has been chairman of Diamond Ventures, Inc., an investment and real estate development company. Prior to becoming chairman, Mr. Diamond was a director of Diamond Ventures and its predecessor Diamond Management, Inc. Mr. Diamond was a founder, vice president and owner of the Phoenix Suns Professional Basketball Club from 1968 to 1987 and is currently a general partner of the Arizona Diamondbacks. From 1971 to 1982, Mr. Diamond was owner and president of the KVOA television station, the NBC affiliate in Tucson, Arizona. Mr. Diamond is a director of the Sonoran Institute, the Rincon Institute and numerous charitable organizations.


COMMITTEES OF THE BOARD OF DIRECTORS


         Our board of directors will have an audit committee and a compensation committee. We expect to appoint members of our audit committee at the time of the closing of our initial public offering. A majority of the members of our audit committee will be independent directors. The audit committee will be responsible for reviewing the scope of our independent auditors' examinations of our financial statements and receiving and reviewing the auditors' reports. Our audit committee will meet with our independent auditors, receive recommendations or suggestions for changes in accounting procedures, and initiate and supervise any special investigations it may choose to undertake. We expect to appoint members of our compensation committee at the time of the closing of our initial public offering. The compensation committee will determine our policies with respect to the nature and amount of compensation we pay our executive officers and employees and administer our employee and independent contractor stock option plans, including determining the persons who are to receive options and the number of shares included in each option.


DIRECTOR COMPENSATION


         Our directors do not currently receive cash compensation for serving on our board of directors. However, we do reimburse directors for expenses reasonably incurred in connection with their service as directors. In addition, our non-employee directors are entitled to receive options to purchase our common stock under our Non-Employee Director Stock Option Plan.



AMENDED AND RESTATED 1999 EMPLOYEE STOCK OPTION PLAN



         Our Amended and Restated Employee Stock Option Plan was adopted by our board of directors in June 1999, subject to approval by our stockholders, to attract, retain and motivate selected employees and officers. We currently have 2,340,000 shares of common stock reserved for issuance upon the exercise of options granted under this plan. As of the date of this prospectus, options to purchase 793,000 shares of common stock at a weighted average exercise price of $4.02 per share were outstanding under the plan. Options granted under the plan are not

"incentive stock options," as that term is defined in Section 422(b) of the Internal Revenue Code. Our compensation committee will determine the per share exercise price of the options issued under the plan.




AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN



         Our Amended and Restated Non-Employee Director Stock Option Plan was adopted by our board of directors in June 1999, subject to approval by our stockholders, to attract and compensate our non-employee directors. We currently have 360,000 shares of common stock reserved for issuance upon the exercise of options granted under the plan. As of the date of this prospectus, options to purchase 90,000 shares of common stock at a weighted average exercise price of $5 per share were outstanding under the plan. Under the plan, each non-employee director was granted an option to purchase 30,000 shares of common stock at $5 per share in June 1999, subject to approval of the amended and restated plan by our stockholders. These initial grants to directors will vest on the six month anniversary of the closing of our initial public offering. Each non-employee director that becomes a member of our board within six months after our initial public offering will be granted an option to purchase 30,000 shares of our common stock as of the date the person joins the board with an exercise price equal to the fair market value of our common stock on the grant date. These grants to directors will vest over three years on each anniversary of the grant date. Beginning in 2000, we will grant our eligible non-employee directors serving as directors as of the date of the adjournment of our annual stockholders meeting an option to purchase 10,000 shares of common stock. These options will also vest over three years on each anniversary of the grant date and will have an exercise price equal to the fair market value of our common stock on the grant date. All grants make as of the date of an adjournment of an annual stockholders meeting will be subject to forfeiture in the event that a director fails to attend at least 50% of the board meetings held in the period between the grant date and the next annual stockholders meeting. Options granted under the plan are not incentive stock options.



AMENDED AND RESTATED INDEPENDENT CONTRACTOR STOCK OPTION PLAN



         Our Amended and Restated Independent Contractor Stock Option Plan was adopted by our board of directors in June 1999, subject to approval by our stockholders, to provide us with a non-cash alternative for compensating our third-party service providers. We currently have 400,000 shares of common stock reserved for issuance upon the exercise of options granted under the plan. As of June 30, 1999, no options were outstanding under the plan. Options granted under the plan are not incentive stock options. Our compensation committee will determine the per share exercise price of the options issued under the plan.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information known to us with respect to the beneficial ownership of the 12,900,000 shares of our common stock outstanding as of the date of this prospectus, and as adjusted to reflect the sale 2,825,000 shares of common stock in our initial public offering, by:

         - each stockholder known by us to own beneficially more than 5% of our common stock;


         -      each of our directors and named executive officers; and



         -      all directors and executive officers as a group.


         Beneficial ownership is determined under the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table and as provided by applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown opposite each stockholder's name. Unless otherwise indicated, the address of our directors, officers and 5% stockholders is 3655 Nobel Drive, Suite 550, San Diego, California 92122.


                                                                                 Percent of Shares
                                                                                 Beneficially Owned
                                                                          ---------------------------------
                                                              Shares       Prior to the        After the
                                                           Beneficially   Initial Public     Initial Public
Name and Address                                              Owned         Offering           Offering
----------------                                           ------------   --------------     --------------
Directors and Executive Officers:
Peter L. Ax (1) .......................................      4,500,000        34.9%              28.6%
Joel W. Cohen .........................................      2,100,000        16.3               13.4
Todd D. Sims (2) ......................................              *           *                  *
Donald R. Diamond (3) .................................              *           *                  *
David S. Bellino (4) ..................................        600,000         4.7                3.8
Dale L. Sokolov (5) ...................................        600,000         4.7                3.8
Total for directors and executive officers (6 persons):      7,500,000        58.1               47.7

Other Beneficial Owners:
SpinCycle, Inc. (6) ...................................      3,000,000        23.3               19.1
Canfield Corporation (7) ..............................      2,848,485        22.1               18.1
Peter L. Ax Gift Trust (8) ............................      1,500,000        11.6                9.5
Michael Cohen .........................................        900,000         7.0                5.7


----------
*Less than 1%

(1) Includes 1,500,000 shares of common stock held by Mr. Ax. Also includes 3,000,000 shares of common stock owned by SpinCycle, Inc., of which Mr. Ax is chairman and chief executive officer. Mr. Ax disclaims beneficial ownership with respect to the shares owned by SpinCycle.


(2) Mr. Sims' address is 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005.



(3) Mr. Diamond's address is 2200 East River Road, Suite 115, Tucson, Arizona 85718.



(4) Includes 300,000 shares owned jointly by Mr. Bellino and his spouse. Also includes 300,000 shares of common stock owned by Silvervision Entertainment Group, LLC, of which Mr. Bellino owns 18.6% of the membership interests. Mr. Bellino disclaims beneficial ownership with respect to the shares owned by Silvervision.

(5) Includes 300,000 shares of common stock owned by Silvervision, of which Mr. Sokolov owns 19.5% of the membership interests. Mr. Sokolov disclaims beneficial ownership with respect to the shares owned by Silvervision.



(6) SpinCycle's address is 15990 North Greenway-Hayden Loop, Suite 400, Scottsdale, Arizona 85260. Mr. Ax is the chairman and chief executive officer of SpinCycle. SpinCycle is not a publicly traded company. There are approximately 170 stockholders of SpinCycle including Messrs. Dean Buntrock, William Farley, Peer Pedersen and Howard Warren. The shares of Takes.com common stock owned by SpinCycle will be voted in accordance with the decisions of SpinCycle's board of directors.



(7) Canfield Corporation's address is Road Town, Tortola, British Virgin Islands. Ms. Yolanda Hellmund is the owner of Canfield.



(8) The Peter L. Ax Gift Trust is for the benefit of Mr. Ax's spouse and their children. Mr. Ax does not possess voting or investment power with respect to the Ax Gift Trust.

                           RELATED PARTY TRANSACTIONS


         In March 1999, we issued 3,000,000 shares of our common stock to Mr. Peter L. Ax, the Chairman of our board of directors, and 2,100,000 shares of our common stock to Mr. Joel W. Cohen, our Chief Executive Officer, for founding Takes.com and for services rendered, amounts expended and costs incurred by them prior to our incorporation. Mr. Cohen directed that 900,000 additional shares which he was entitled to receive be issued to his son, Mr. Michael Cohen.



         In March 1999, we issued 3,000,000 shares of our common stock to SpinCycle for services rendered by its employees on our behalf and for relinquishing any and all right, title or interest in the business concept for Takes.com. Mr. Ax is the chairman and chief executive officer of SpinCycle.



         In March 1999, we issued a total of 900,000 shares of our common stock to two principals of Silvervision, 600,000 to David S. Bellino and 300,000 to Dale L. Sokolov, for Web site development services rendered by Silvervision through March 31, 1999. Mr. Bellino is our Vice President of Production and Mr. Sokolov is our Vice President of Business Development. Silvervision agreed to assign to us all of its right, title and interest in our Web site as of March 31, 1999. Messrs. Bellino and Sokolov also granted us an option to purchase, for no cash consideration, an option to acquire their collective 33.4% interest in Illusion Networks, LLC which owns interactive video technology for Internet applications. The grant of this option is subject to the consent of Silvervision, the third member of Illusion Networks. Mr. Bellino was the president and chief executive officer of Silvervision and Illusion Networks. Under an arrangement with the stockholders of Silvervision, Mr. Sokolov transferred to them 300,000 shares of our common stock in June 1999.


         In March 1999, we assumed Silvervision's lease of office space which currently serves as our principal office. This assumption is subject to the landlord's consent, which we have not yet received in writing. Under the terms of the lease, we pay monthly rent of approximately $5,500. The lease expires on March 31, 2000.




         In March 1999, we sold a total of 3,000,000 shares for $1 million to two investors in our private offering. Canfield purchased 2,848,485 of those shares for $950,000.

         In our opinion, the transactions described above were on terms no less favorable than those which could have been obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK


         As of June 30, 1999, we had 12,900,000 shares of common stock outstanding and no shares of preferred stock are outstanding. As of the closing of our initial public offering, our authorized capital stock will consist of 60,000,000 shares of common stock having a par value of $0.001 per share and 20,000,000 shares of preferred stock having a par value of $0.001 per share.


         The following summary describes our capital stock and related provisions of our certificate of incorporation and bylaws as they will be in effect as of the date of this prospectus, but does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation as amended through the closing date of the initial public offering, bylaws and applicable law.

COMMON STOCK


         Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Thus, the owners of a majority of our common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of our common stock would not be able to elect any directors. Subject to the rights of holders of any future series of preferred stock that may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to our stockholders in a liquidation, dissolution or winding up of Takes.com and is entitled to participate equally in dividends if, as and when declared by our board of directors. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, shares of preferred stock which we may issue in the future.


PREFERRED STOCK

         Our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, to issue from time to time up to 20,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares. The terms of our preferred stock and the rights of our holders of preferred stock may adversely affect the rights of our common stockholders. While we have no present intention to issue shares of preferred stock, an issuance of preferred stock with special voting or other rights could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, preferred stock may have other rights that could negatively impact the market value of our common stock.

WARRANTS


         We have reserved 10,000,000 shares of common stock to be issued upon the exercise of warrants we will award to members through our membership award program. Warrant holders, as such, are not entitled to vote on matters submitted to a vote of our stockholders or to receive notice as stockholders in connection with any stockholders meeting. Further, warrant holders are not entitled to any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of Takes.com or in any distribution of dividends. Finally, warrant holders have no preemptive, subscription or redemption rights.


         ISSUANCE. We intend to issue warrants to persons in exchange for visiting our Web site. All persons visiting our Web site will be given the opportunity to register with us as members. New members will receive one warrant for registering with us. After registering with us, members will receive one warrant each day that they visit our Web site. From time to time, members may be required to answer a question or give an opinion in order to earn their daily warrant for visiting our site. In addition, we may award warrants to users who use our Web site for extended periods of time. Currently, members may earn a maximum of one warrant per day. In addition, we intend to hold periodic contests and other events which will permit our members to earn additional warrants. Warrants earned in contests, promotions and other events will not be included in the one warrant per day limit.

         Warrants will exist in book entry form only and will not be certificated. Members will be able to verify the number of warrants they have accumulated on our Web site. We will only issue warrants to individuals that are United States residents possessing Social Security numbers. We reserve the right to cease issuing warrants to users at any time.

         TERMS OF EXERCISE. The warrants that we initially issue may be exercised for one share of our common stock once a holder has accumulated at least 30 warrants. We may alter the exercise ratio from time to time in the future. However, any change in the exercise ratio will affect only warrants issued following notice of the change and will not affect any warrants then outstanding. To exercise their warrants, holders will be required to tender a request to us. Warrants may not be exercised for common stock until 180 days after the closing of our initial public offering and may only be exercised once a holder has accumulated the number of warrants required for a single share of stock. Fractional shares of common stock will not be issued upon exercise of our warrants and tenders of other than round lots will be rounded down to the nearest whole share.

         EXPIRATION. Warrants will have a term which expires on the tenth business day of the calendar year following the calendar year after the calendar year in which the warrants were earned. At our election, we may terminate warrants prior to that date if a member has not accessed our Web site at least once during any period of 60 consecutive days and if the member has earned less than 30 warrants. Warrants not exercised prior to expiration will be canceled and may be reissued under our membership award program.

         TRANSFER. Our warrants will not be publicly traded and are not transferable under any circumstances except upon the death of a warrant holder.

TRANSFER AGENT

         The transfer agent for our common stock is Norwest Shareowner Services, Minneapolis, Minnesota.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted.

                         FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of material U.S. federal income tax considerations applicable to holders of warrants issued under our membership award program and those who acquire common stock upon exercise of warrants. This summary is based on provisions of the Internal Revenue Code of 1986, Treasury Regulations, including temporary and proposed Regulations, rulings and decisions currently in effect, all of which may be changed with possible retroactive effect. This discussion does not encompass all of the aspects of federal taxation that may be relevant to our investors in light of their personal investment circumstances, nor does it discuss federal income tax considerations applicable to investors receiving special treatment under the federal income tax laws. Investors receiving special treatment may include life insurance companies, tax exempt organizations and financial institutions. Further, this discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. Our discussion assumes that investors will hold our warrants and common stock as capital assets within the meaning of Section 1221 of the Code. Prospective investors are strongly urged to consult their tax advisors regarding the particular tax consequences that may apply to them as a result of purchasing, holding and disposing of our warrants and common stock.

         We will only offer and issue our warrants to individuals that are U.S. Holders. A "U.S. Holder" means a citizen or resident of the United States or individuals otherwise subject to U.S. federal income taxation on a net income basis with respect to our warrants. This discussion does not consider the tax consequences applicable to non-U.S. Holders. Holders may not sell our warrants and the warrants are not transferable except upon the death of a holder. In addition, our warrants are not redeemable by us.

TAX TREATMENT OF WARRANTS

         CHARACTERIZATION OF OUR WARRANTS. We expect the warrants that holders receive when they register with us to be characterized as warrants or options, and not as equity, for federal income tax purposes. It is possible, however, that the warrants will be characterized for federal income tax purposes as shares of equity due to, among other things, their nominal (zero) exercise price and lack of any meaningful contingency regarding issuance of the underlying shares. The following discussion assumes that the warrants we are offering will be properly characterized as warrants but also describes, as appropriate, any differing federal income tax treatment if the warrants are treated as common stock.


         ISSUANCE. We will issue each holder one warrant for registering with us on our Web site in exchange for personal information provided by the holder. The value of these warrants will be includible in the holder's gross income as an item of ordinary income under Code Sections 61 and 1221(3). This income will not be subject to self-employment taxes under Code Section 1401. After their initial registration with us, we will issue to holders one warrant for each day they visit our Web site. In the future, we may award warrants to holders who use our Web site for extended periods of time. We will issue these warrants to holders in exchange for the services they are providing to us, specifically, logging onto, and remaining on, our Web site. The value of the warrants received by holders for their services will be includible in their gross income as an item of ordinary income under Code Section 61(a)(1). This income will be subject to self-employment taxes under Code Section 1401. In addition, we may issue warrants to users of our Web site in contests, promotions, or other events. The value of these warrants will be includible in the holder's gross income as an item of ordinary income under Code Sections 61 and 74(a). This income will not be subject to self-employment taxes under Code Section 1401. Because the fair market value of the warrants will not be readily ascertainable when issued, the holder will not be required to recognize income as it relates to any of the warrants until the warrants are exercised and a value can be assigned to them.


         EXERCISE. Initially, we will be offering to members warrants which may be exercised for shares of our common stock on a 30 for one basis. Upon exercise, a holder's warrants will have a readily ascertainable fair market value equal to 1/30th of the value of one share of our common stock on the exercise date. With respect to each warrant, holders will recognize ordinary income equal to the value of 1/30th of one share of our common stock on the exercise date. The fair market value of our common stock on the exercise date will be determined by the closing price for the shares on the Nasdaq National Market or other applicable trading market on that date. For tax purposes, the holding period of the common stock acquired upon a holder's exercise of warrants will not include the holding period of the warrants. Upon a sale of the common stock by the holder, the holding period determines whether long or short term capital gain treatment is applicable.

         CONSTRUCTIVE EXERCISE. Because, among other things, the exercise price of each warrant issued is nominal (zero), the Internal Revenue Service could consider the warrants to be constructively exercised for federal income tax purposes on the day they become exercisable. If the warrants are deemed constructively exercised,

         - the holder will recognize ordinary income equal to the value of 1/30th of the fair market value of one share of our common stock on the date of constructive exercise;

         - the adjusted tax basis of the common stock deemed to be received will equal the fair market value of the common stock on the date of constructive exercise;

         - the holding period of the common stock will begin on the day after the warrant becomes exercisable; and

         - the federal income tax consequences of the ownership and disposition of the warrant will be the same as if the warrant was actually common stock.

         TAX BASIS IN OUR COMMON STOCK. When a warrant is exercised, a holder will acquire basis in our common stock equal to the amount of income the holder is required to recognize upon exercise of the warrant.

         LAPSE. If a warrant received is not exercised and is allowed to expire, the holder will not recognize any gain or loss in connection with the expiration of the warrant.


         TAX TREATMENT TO TAKES.COM OF WARRANT ISSUANCE AND EXERCISE. We will not recognize a taxable gain or loss upon the issuance or exercise of warrants issued upon registration. Likewise, we will not recognize a taxable gain or loss upon the issuance or exercise of warrants issued in contests, promotions or other events. Upon exercise of warrants issued for services, we expect to be allowed a deduction for ordinary and necessary business expenses under Code
Section 162(a)(1) in an amount equal to the amount of income recognized by holders on their exercise of the warrants. We will not recognize a gain or loss upon the expiration of any of our warrants.


         Because, among other things, each issuance of a warrant may require the holder to answer questions of personal preference, the IRS could characterize the issuance of warrants for logging onto and remaining on our Web site as an exchange for personal information. If the issuance of these warrants is characterized as an exchange for personal information, the issuance of the warrants will be taxable to both the holders and to us in the same manner as the warrants issued to holders for initially registering with us. The holders would not be subject to self-employment taxes under Code Section 1401 on the value of the warrants. We would not be allowed a deduction equal to the value of the warrants under Code Section 162(a)(1).

INFORMATION REPORTING AND BACKUP WITHHOLDING


         Under federal income tax law, a holder of warrants or common stock may, under some circumstances, be subject to "backup withholding" unless the holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends or proceeds from a sale or redemption. In the event any holder exercises warrants received for visiting and remaining on our Web site or warrants received in contests, promotions, or other events with a cumulative value of $600 or more at the time of exercise during any calendar year, we will issue the holder a Form 1099-Misc reporting the value of these warrants.

REFUNDS

         Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

OTHER TAX CONSIDERATIONS

         There may be other federal, state, local or foreign tax considerations applicable to a particular holder or prospective purchaser of our warrants and common stock. ACCORDINGLY, EACH HOLDER OR PROSPECTIVE PURCHASER OF OUR WARRANTS AND COMMON STOCK SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE HOLDER OR PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF OUR WARRANTS AND COMMON STOCK.

                                  UNDERWRITING

         Subject to the terms and conditions of our underwriting agreement, the underwriters named below have agreed to purchase from us the number of shares of common stock shown opposite their names below.

         Underwriters                                                                   Number of Shares
         ------------                                                                   ----------------
         Paradise Valley Securities, Inc.
                                                                                        ----------------
                Total                                                                          2,825,000
                                                                                        ================

         The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by us for cash (other than those shares covered by the over-allotment option described below) if any are purchased.


         Our lead underwriter, Paradise Valley Securities, acted as co-manager of a firm commitment initial equity offering in August 1997. Prior to that, Paradise Valley Securities, acted as lead manager of firm commitment initial equity offerings for two companies in the fourth quarter of 1996 and for one company in October 1995.



         The underwriters initially propose to offer the shares of common stock offered by Takes.com for cash in part directly to the public at the initial public offering price shown on the cover page of this prospectus and in part to some dealers (including the underwriters) at this price less a concession not in excess of $____ per share. The underwriters may allow, and these dealers may re-allow, to other dealers a concession not in excess of $____ per share. After the initial public offering of the common stock, the public offering price and other selling terms may be changed by the representative of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


         We have granted to the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 423,750 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise their option solely to cover over-allotments, if any, made in connection with the initial public offering. To the extent that the underwriters exercise their option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase its pro rata portion of the additional shares based on the underwriter's percentage of the underwriting commitment as indicated above.

         We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with these liabilities.


         The following table summarizes the compensation to be paid to the underwriters by Takes.com.



                                                                                          Total
                                                                           -------------------------------------
                                                              Per             Without                  With
                                                             Share         Over-allotment         Over-allotment
                                                             -----         --------------         --------------
         Underwriting discounts and commissions
           paid by Takes.com........................
         Non-accountable expense allowance..........

         We will also grant the underwriters warrants to purchase up to 282,500 shares of our common stock at an exercise price per share equal to 165% of the initial per share public offering price. The underwriters' warrants are exercisable for a period of four years beginning one year from the close of our initial public offering.

         The holders of the underwriters' warrants will have no voting, dividend or other stockholder rights until the underwriters' warrants are exercised. The terms of the underwriters' warrants were established as the result of negotiations between the representative of the underwriter and us. If the underwriters' warrants are exercised, the underwriters may realize additional compensation. By their terms, the underwriters' warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of the underwriters. The number of shares covered by the underwriters' warrants and the exercise price may be adjusted to prevent dilution. In addition, we have granted rights to the holders of the underwriters' warrants to register the underwriters' warrants and the common stock underlying the warrants under the Securities Act.

          We estimate that the total expenses of our offering will be approximately $600,000, excluding underwriting discounts and commissions and the non-accountable expense allowance payable to the underwriters.

         Our directors and officers have entered into lock-up agreements with the underwriter which provide that they will not offer, sell or otherwise dispose of any common stock for a period of 180 days after the commencement of the offering without the prior written consent of Paradise Valley Securities. Paradise Valley Securities has no present intention to release the locked-up shares prior to expiration of the 180-day period although Paradise Valley Securities may release the locked-up shares prior to the expiration of this period. The granting of any release would be conditioned, in the judgment of Paradise Valley Securities, on the sale not materially adversely impacting the prevailing trading market for the common stock on the Nasdaq National Market. Specifically, factors including average trading volume, recent price trends, and the need for additional public float in the market for the common stock would be considered in evaluating a request to sell securities prior to the end of the lock-up period.

         Prior to the initial public offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by us for cash will be determined by negotiation among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

         - the history of and the prospects for the industry in which we compete;

         -        our limited prior operations;

         -        our lack of historical results of operations;

         -        our prospects for future earnings;

         - the recent market prices of securities of generally comparable companies; and

         - the general condition of the securities markets at the time of the initial public offering.


         Other than in the United States, no action has been taken by Takes.com or the underwriters that would permit a public offering of the shares of common stock offered in any jurisdiction where action for that purpose is required. The shares of common stock offered may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of any offer to buy any shares of common stock included in the offering in any jurisdiction where that would not be permitted or legal.

         The underwriters have advised us that, under Regulation M of the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member was purchased by the representative in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representative has advised us that the transactions described above may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make with respect to these liabilities.

                                  LEGAL MATTERS

         The validity of the common stock and warrants offered by this prospectus will be passed upon for us by Pedersen & Houpt, P.C., Chicago, Illinois. Legal matters specified by the underwriters in connection with our initial public offering will be passed upon by Bryan Cave LLP, Phoenix, Arizona.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited the financial statements of Takes.com, Inc., as of March 31, 1999 and for the period from March 16, 1999 (inception) through March 31, 1999, as described in their report. We have included our financial statements in this prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION


         We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock and warrants we are offering. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Takes.com and the common stock and warrants we are offering , reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a Web site maintained by the SEC at http://www.sec.gov.

                                 TAKES.COM, INC.


                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF TAKES.COM, INC.

Report of Ernst & Young LLP, Independent Auditors.............................................................  F-2

Balance Sheet as of March 31, 1999............................................................................  F-3

Statement of Operations for the period from March 16, 1999 (inception)
      through March 31, 1999..................................................................................  F-4

Statement of Changes in Stockholders' Equity for the period from March 16, 1999 (inception)
      through March 31, 1999..................................................................................  F-5

Statement of Cash Flows for the period from March 16, 1999 (inception)
      through March 31, 1999..................................................................................  F-6

Notes to Financial Statements.................................................................................  F-7

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Takes.com, Inc.



We have audited the accompanying balance sheet of Takes.com, Inc. (a development stage company) and the related statements of operations, changes in stockholders' equity and cash flows for the period from March 16, 1999 (inception) through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Home Page, Inc. at March 31, 1999 and the results of its operations and its cash flows for the period from March 16, 1999 (inception) through March 31, 1999 in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP


Phoenix, Arizona


May 5, 1999
except for Note 6
as to which
the date is
July 7, 1999

                                 TAKES.COM, INC.


                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                 MARCH 31, 1999

ASSETS
Current assets:
   Receivable from stockholder                                  $ 1,000,000
   Prepaid offering costs                                             4,228
                                                                -----------
Total current assets                                              1,004,228
   Other assets                                                         -
                                                                -----------
Total assets                                                    $ 1,004,228
                                                                ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                             $    23,130
                                                                -----------
Total current liabilities                                            23,130

Stockholders' equity:
   Common stock, par value $0.001:
   Authorized shares - 30,000,000
   Issued and outstanding shares - 12,900,000                        12,900
   Additional paid-in capital                                     1,165,718
   Deficit accumulated during the development stage                (197,520)
                                                                -----------
Total stockholders' equity                                          981,098
                                                                -----------
Total liabilities and stockholders' equity                      $ 1,004,228
                                                                ===========


See accompanying notes.

                                 TAKES.COM, INC.


                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS

            PERIOD FROM MARCH 16, 1999 (INCEPTION) TO MARCH 31, 1999


Net revenues                                                           $         --

Costs and expenses:
   Selling, general and administrative                                       18,902
   Research and development                                                 178,618
                                                                       ------------
                                                                            197,520
                                                                       ------------
Net loss                                                               $   (197,520)
                                                                       ============

Net loss per share-basic and diluted                                   $      (0.02)
                                                                       ============

Number of shares used in per share calculation-basic and diluted         11,784,470
                                                                       ============


See accompanying notes.

                                 TAKES.COM, INC.


                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                 MARCH 31, 1999

                                                                                                     Deficit Accum-
                                                       Common Stock                 Additional       ulated During        Total
                                                -----------------------------         Paid-In        the Development   Stockholders'
                                Date               Shares           Amount            Capital             Stage           Equity
                           --------------       -----------       -----------       -----------      ---------------   -----------
Beginning balance                                         -       $         -       $         -        $         -     $         -
   Issuance of
   common stock to
   founders for                                                         9,900           168,718                  -         178,618
   services                March 16, 1999         9,900,000
   Sale of common
   stock for cash          March 21, 1999           151,515               152            49,848                  -          50,000
   Sale of common
   stock for cash          March 22, 1999         2,848,485             2,848           947,152                  -         950,000
   Net loss                                               -                 -                 -           (197,520)       (197,520)
                                                -----------       -----------       -----------        -----------     -----------
Balance at March 31, 1999                        12,900,000       $    12,900       $ 1,165,718        $  (197,520)    $   981,098
                                                ===========       ===========       ===========        ===========     ===========


See accompanying notes.

                                 TAKES.COM, INC.


                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

            PERIOD FROM MARCH 16, 1999 (INCEPTION) TO MARCH 31, 1999

OPERATING ACTIVITIES
   Net loss                                            $  (197,520)
   Adjustments to reconcile net loss to net cash
   provided by operating activities:
         Increase in accounts payable                       18,902
         Expenses paid by stockholders                     178,618
                                                       -----------
Net cash provided by operating activities                        -

INVESTING ACTIVITIES                                             -

FINANCING ACTIVITIES
                                                       -----------
Net increase in cash                                             -
Cash at beginning of period                                      -
                                                       -----------
Cash at end of period                                  $         -
                                                       ===========

NON-CASH ACTIVITY
Stock subscribed by stockholders                       $ 1,000,000
Prepaid offering costs in accounts payable                   4,228


See accompanying notes.

                                 TAKES.COM, INC.


                          (A DEVELOPMENT STAGE COMPANY)

                          Notes to Financial Statements

                                 March 31, 1999

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS


         Takes.com, Inc. (the "Company") is a development stage company formed on March 16, 1999. The Company's fiscal year ends on December 31 of each year. The Company plans to launch a gateway to the World Wide Web which management expects to attract and sustain a broad and loyal base of Internet users by giving these users warrants that when accumulated are convertible into a share of common stock in exchange for qualifying activity at the Company's Web site.


         BASIS OF PRESENTATION

         To date, the Company's operations have consisted primarily of the development of an Internet Web site. To be successful, the Company needs to develop and test its Web site as well as its database and network capabilities to meet the demands of its anticipated future users. The Company may also need to raise additional capital to carry out its business plans. In addition, there is some uncertainty about whether the Company's business model will be accepted by potential users as well as future advertisers and business partners. The Company has not generated any revenue to date. To achieve viability, the Company must ultimately generate sufficient revenue from its Web site to cover its expenses.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

         RECEIVABLE FROM STOCKHOLDER

         Receivable from stockholder represents two subscriptions to purchase 3,000,000 shares of the Company's common stock for $1,000,000. These subscriptions were collected on April 6, 1999 and accordingly, the receivable is classified as a current asset. The subscribers are not related to the Company other than as stockholders.

         MEMBERSHIP AWARD PROGRAM

         The Company expects to incur non-cash costs with respect to warrants to be issued as incentives to qualifying users of its Web site. Users of the Web site are issued warrants that are exercisable for shares of the Company's common stock as is described in Note 2. Expense will be recognized at the time of warrant issuance for the estimated fair value of the number of warrants issued that the Company expects will ultimately be converted into shares of common stock. Until the Company establishes reasonably predictable information with which to estimate the number of warrants issued that will ultimately be converted, it will only reduce warrant issuance expenses for the actual expense previously recorded for warrants issued that have expired.

                                 TAKES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



         RESEARCH AND DEVELOPMENT COSTS


         Research and development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Such costs are expensed as incurred. Costs incurred for the development of internal use software are accounted for in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."


         INTERIM FINANCIAL INFORMATION

         Operating results for the period from March 16, 1999 (inception) to March 31, 1999 are not necessarily indicative of results that may be expected for any future periods.


         RECIPROCAL ADVERTISING ARRANGEMENTS



         The Company expects to enter into arrangements whereby it provides a presence on its Web site for a third party in exchange for reciprocal treatment on that party's Web site. The Company records advertising revenue and offsetting advertising expense with respect to such arrangements only when an objective basis upon which it can measure such amounts is available.


2.       WARRANT ISSUANCE, CONVERSION AND VALUATION

         The Company has reserved 10 million shares of common stock for issuance under its membership award program. Under the present program, the Company plans to issue warrants to users of its Web site that are initially convertible into common stock on the basis of 30 warrants being convertible into one share of common stock for no additional consideration. Once an Internet user registers with the Company, the user will earn one warrant each day they visit the Company's Web site. Warrants may also be earned in connection with contests and other events periodically held by the Company. In the future, warrants may be awarded to users who use the Company's Web site for extended periods of time.

         Warrants held by users will be maintained by the Company on its books in uncertificated form and will be displayed on the user's individual home page. Warrants expire at the earlier of the tenth business day of the calendar year following the calendar year after the warrants were earned or at the end of 60 days if the site has not been accessed for 60 days and the user has earned fewer than 30 warrants.


         The Company estimates that the fair value of the warrants will be the trading price of one share of common stock into which they may be converted, adjusted for the conversion ratio, initially set at 30 for one. Accordingly, the related costs for the issuance of warrants by the Company will be based upon the estimated fair value of the total warrants issued each day based upon the closing market price of the underlying common stock on the date the warrants are awarded. As is discussed in Note 1, the Company may change the number of issued warrants upon which expense will be computed when it has developed information from which it can reasonably estimate the number of warrants which will be ultimately converted.


         The Company will not permit warrants to be exercised until 180 days after its initial public offering.

                                 TAKES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



3.       STOCKHOLDERS' EQUITY

         On March 16, 1999, the Company issued 9,900,000 shares of common stock to the founding stockholders of the Company in consideration for services provided on behalf of the Company substantially all of which was prior to its formation. The founding stockholders' historic cost basis in the consideration given was $178,618 which related principally to previously performed research and development activities relating to the development of the Company's Web site and content. The amounts were determined based upon the respective stockholders' actual costs incurred through March 31, 1999.


         On March 16, 1999, the Company issued 3,000,000 shares of common stock to Mr. Peter L. Ax, the Chairman of its board of directors, and 2,100,000 shares of its common stock to Mr. Joel W. Cohen, its Chief Executive Officer for services rendered, including their efforts and expertise in founding the Company and for amounts expended and costs incurred by them prior to our incorporation. In accordance with Staff Accounting Bulletin No. 48, no value was ascribed to the services provided as neither stockholder had any basis in such services. Mr. Cohen directed that 900,000 additional shares which he was entitled to receive be issued to his son, Mr. Michael Cohen.



         On March 16, 1999, the Company issued 3,000,000 shares of common stock to SpinCycle for services rendered by its employees on our behalf and for relinquishing any and all right, title or interest in the business concept for Takes.com. The services provided include administrative support for Mr. Ax, as well as any time spent by Mr. Ax in founding Takes.com or raising funds for Takes.com while working for SpinCycle. In accordance with Staff Accounting Bulletin No. 48, no value was ascribed to the services provided as SpinCycle had no basis in such services. Mr. Ax is the chairman and chief executive officer of SpinCycle.



         Silvervision Entertainment Group, LLC ("Silvervision") developed the Company's Web site. On March 16, 1999, the Company issued a total of 900,000 shares of common stock to two principals of Silvervision, 600,000 to David S. Bellino and 300,000 to Dale L. Sokolov, for Web site development services rendered by Silvervision through March 31, 1999. Silvervision agreed to assign to the Company all of its right, title and interest in the Company's Web site as of March 31, 1999. As the site developer, Silvervision had certain rights to the site, until such rights were assigned to the Company. In accordance with Staff Accounting Bulletin No. 48, the Web site development services provided by Sokolov, Bellino and Silvervision were measured based on the actual cash costs incurred in the development of the Company's Web site.


4.       LEASES


         The Company assumed a lease for office space from Silvervision. The Company conducts its primary business operations from this leased space. Under the terms of the lease, the Company must pay monthly rent of $5,500 through March 31, 2000.


5.       INCOME TAXES

         The Company has not yet determined whether the expense it will record through the warrant issuance program will be deductible for federal income tax purposes. Until such time as it obtains a favorable ruling

                                 TAKES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


         from the Internal Revenue Service, or otherwise determines that such amounts will be deductible for income tax purposes, the Company does not intend to account for such amounts as tax deductible.

         At March 31, 1999, the Company had no net operating loss carryforwards since its initial operating expenses are presently expected to be capitalized for income tax purposes as start-up costs. Such start-up costs generated approximately $70,000 of deferred tax assets which are fully reserved for financial reporting purposes based on the Company's initial losses.

         The Company's income tax provision differs from the federal statutory rate by such rate given that the Company incurred operating losses and any related deferred tax benefits are fully reserved.

6.       SUBSEQUENT EVENTS

         STOCK OPTION PLANS


         The Amended and Restated 1999 Employee Stock Option Plan was adopted by the Board of Directors in June 1999, subject to stockholder approval. The plan was established to attract, retain and motivate selected employees and officers. The Company has reserved 2,340,000 shares of common stock for issuance under this plan.



         The Amended and Restated Non-Employee Director Stock Option Plan was adopted by the Board of Directors in June 1999, subject to stockholder approval. The plan was established to attract and compensate the Company's non-employee directors. The Company has reserved 360,000 shares of common stock for future issuance under this plan. It is presently anticipated that options to purchase shares will be granted with an exercise price equal to the fair value of the related common stock. Under present accounting rules, there would be no expense recorded relating to such options. However, there are proposed changes in accounting rules covering non-employee directors that, if adopted, could result in future charges to expense under this plan.



         The Amended and Restated Independent Contractor Stock Option Plan was adopted by the Board of Directors in June 1999, subject to stockholder approval. The plan was established to provide the Company with a non-cash alternative for compensating third-party service providers to the Company. The Company has reserved 400,000 shares of common stock for issuance under this plan. The Company will record expense with respect to options granted under this plan in accordance with Statement of Financial Accounting Standards Number 123.



         As of June 30, 1999, the Company had issued 793,000 non-qualified stock options to various employees. The options vest over three years. The exercise price for the options to purchase 775,000 of the shares is $4 per share and the exercise price for the remaining 18,000 shares is $5 per share. The Company will record deferred compensation for the difference between the exercise price and $7.00, the estimated fair value of the Company's stock on the date of grant and amortize it to expense over the vesting period.




         On June 30, 1999, the Company's non-employee directors also received options to purchase a total of 90,000 shares of the Company's common stock pursuant to the Company's Amended and Restated Non-Employee Director Stock Option Plan. The options will vest upon the six month anniversary of the closing of the Company's initial public offering, and have an exercise price of $5 per share.


         THIRD PARTY ARRANGEMENTS


         Subsequent to March 31, 1999, the Company has entered into various arrangements with other companies doing business on the Internet. These arrangements range from formal contracts to registration as an affiliate on the Web site of the other party. The arrangements generally may be terminated by either party upon minimal notice.



         On May 19, 1999, the Company entered into an Internet content distribution agreement with Infospace.com, Inc. ("Infospace"). Infospace maintains and makes available to Internet users certain content, resources, archives, indices, catalogs, and collections of information. Under the terms of the agreement, the Company's subscribers will have the right to access Infospace Web sites. The Company will pay a monthly co-branding fee to Infospace. Initially, either party may sell banner advertising on co-branded pages, with the seller receiving 65% of the advertising revenue and the co-branding partner receiving the remaining 35%. Once the Company's user base has provided InfoSpace with a certain number of viewer impressions, the Company will receive 40% of the advertising revenue generated by InfoSpace and InfoSpace will receive 30% of the advertising revenue generated by the Company on co-branded pages. The net advertising revenue will be recognized when the advertising has been delivered and collectibility is deemed probable.

                                 TAKES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



         On May 25, 1999, the Company was approved as an affiliate of GoTo.com, Inc. ("GoTo"). Under the terms of the affiliation, GoTo will provide the Company with access to their search engine and will pay the Company $0.02 for each click-through generated from its site. Revenue will be recognized in the period the click-through occurs once collectibility is deemed probable.



         The Company has entered into arrangements with various companies, including barnesandnoble.com, Staples.com, and Dell.com, whereby the Company earns a percentage commission for each sale generated through its Web site. The majority of the Company's affiliate arrangements provide for commission-based revenue. Commission rates are as low as 1% and as high as 50%, but they generally range from 10%-20%. Commission revenue will be recognized in the period the related sale occurs once collectibility is deemed probable.



         The Company has also entered into agreements with various companies, including Travelocity.com and Priceline.com, whereby the Company earns a flat fee for each transaction executed at these sites through its Web site. These fees generally range from $1.00 to $5.00 per sales transaction and will be recognized in the period the related transaction occurs once collectibility is deemed probable.



         The Company also has arrangements with companies, including ae-outfitters.com and WebTickets.com, whereby it receives a fixed amount for each visit to a contracted Web site which originates from the Company's Web site ("click-throughs"). Fees generally range from $0.02 to $0.04 per click-through. Revenue will be recognized in the period the click-through occurs once collectibility is deemed probable.





         NAME CHANGE


         On June 17, 1999, the Company's stockholders agreed to change the Company's name to takes.com, inc. On June 23, 1999, the Company's stockholders agreed to change the Company's name to Takes.com, Inc.

                                     [LOGO]





Until _______, 1999, all dealers that effect transactions in these securities, whether or not participating in our initial public offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance and distribution of the securities to be registered by this registration statement, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq application fee.

SEC registration fee                  $  8,129
NASD filing fee                          3,424
Nasdaq application fee                  95,000
Accounting fees                         75,000
Printing and engraving expenses        125,000
Legal fees and expenses                250,000
Transfer agent fees                     20,000
Miscellaneous expenses                  23,447
                                      --------
          Total                       $600,000
                                      ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law (the "Delaware Act") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

         The Company's certificate of incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by
Section 145 of the Delaware Act. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

         The certificate eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company of its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director: (a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an illegal dividend or stock repurchase; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission , such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


         In March 1999, we issued 100 shares of our common stock, par value $.001 per share, to our co-founder, Peter L. Ax, in connection with our incorporation. On March 16, 1999, we issued 2,999,900 shares of common stock to Mr. Ax and 2,100,000 shares of common stock to Joel W. Cohen for founding the Company and for services rendered, amounts expended and costs incurred by them prior to the Company's incorporation. Mr. Cohen directed that 900,000 additional shares which he was entitled to receive be issued to his son, Mr. Michael Cohen.

On March 16, 1999, we also issued 3,000,000 shares of common stock to SpinCycle, Inc. for services rendered by its employees on our behalf and for relinquishing its interest in the business concept for Takes.com.



         In March 1999, we issued a total of 900,000 shares of our common stock to two principals of Silvervision Entertainment Group, LLC, 300,000 to David S. Bellino and 600,000 to Dale L. Sokolov, for Web site development services rendered by Silvervision through March 31, 1999. Mr. Bellino is our Vice President of Production and Mr. Sokolov is our Vice President of Business Development. Silvervision agreed to assign to us all of its right, title and interest in our Web site as of March 31, 1999. Messrs. Bellino and Sokolov also granted us an option to purchase, for no cash consideration, an option to acquire their collective 33.4% interest in Illusion Networks, LLC which owns interactive video technology for Internet applications. The grant of this option is subject to the consent of Silvervision, the third member of Illusion Networks. Mr. Bellino was the president and chief executive officer of Silvervision and Illusion Networks. Under an arrangement with the stockholders of Silvervision, Mr. Sokolov transferred to them 300,000 shares of our common stock in June 1999.


         In March 1999, we commenced an offering of up to $1,500,000 of our common stock at an offering price of approximately $.33 per share. We sold 3,000,000 shares of our common stock for an aggregate purchase price of $1,000,000. We offered our common stock to "accredited investors" only. In connection with our private offering of common stock, we rely upon the exemptions from the Section 5 registration requirements contained in Section 4(2) of the Securities Act and the safe harbor provided in Rule 506 of Regulation D. Our offering was conducted without any general solicitation and the investors were required to represent that they were purchasing for investment and not with a view toward resale.


         On June 23, 1999, our board of directors granted options to purchase 775,000 shares of our common stock pursuant to the amended and restated employee stock option plan. The options will vest over three years, one third on each anniversary of the date of grant, and have an exercise price of $4 per share. Pursuant to the terms of the amended and restated non-employee director option stock plan, on June 23, 1999, Messrs. Donald R. Diamond and Todd D. Sims each received options to purchase 30,000 shares of our common stock pursuant to the amended and restated non-employee director option plan. The options with vest on the six month anniversary of our initial public offering, and have an exercise price of $4 per share. On June 30, 1999, the Company's board of directors also granted options to purchase 18,000 shares of the Company's common stock pursuant to the Company's employee stock option plan. The options will vest over three years, one-third on each anniversary of the date of grant, and have an exercise price of $5 per share.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is incorporated herein by this reference.

         All schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 421(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, in the State of California, on July 8, 1999.



                                 Takes.com, Inc.


                                 By:   /s/ JOEL W. COHEN
                                       --------------------------------
                                       Joel W. Cohen
                                       Chief Executive Officer

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Peter L. Ax, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 8, 1999.




SIGNATURE                                      TITLE
---------                                      -----
/s/ JOEL W. COHEN               President and Chief Executive Officer
------------------------------   (Principal Executive, Financial and
    Joel W. Cohen                 Accounting Officer)

/s/ PETER L. AX                 Chairman of the Board
------------------------------
    Peter L. Ax

/s/ TODD D. SIMS                Director
------------------------------
    Todd D. Sims

/s/ DONALD R. DIAMOND           Director
------------------------------
    Donald R. Diamond

                                    EXHIBITS


EXHIBIT
  NO.           DESCRIPTION OF EXHIBIT
-------         ----------------------
1.1             Form of Underwriting Agreement

1.2             Form of Warrant Agreement between Underwriters and Takes.com, Inc. (the "Company")

3.1             Certificate of Incorporation of the Company as filed on March 16, 1999*

3.2(a)          Certificate of Amendment to the Certificate of Incorporation of the Company as
                filed on June 17, 1999

3.2(b)          Certificate of Amendment to the Certificate of Incorporation of the Company as
                filed on June 23, 1999

3.3             Form of Amended and Restated Certificate of Incorporation of the Company*

3.4             Bylaws of the Company*

4.1             Form of Warrant Agreement between the Company and Members*

5.1             Form of Legal Opinion of Pedersen & Houpt, P.C.

5.2             Form of Tax Opinion of Pedersen & Houpt, P.C.

10.1            Agreement with GoTo.com, Inc.*

10.2            Agreement with Verio, Inc.*

10.3            Contractor Work Agreement dated April 7, 1999 between the Company and Jedi
                Group, Inc.*

10.4            Amended and Restated 1999 Employee Stock Option Plan

10.5            Amended and Restated Non-Employee Director Stock Option Plan

10.6            Amended and Restated Independent Contractor Stock Option Plan

10.7            Content Distribution Agreement dated May 19, 1999 between the Company and
                InfoSpace.com, Inc.*

23.1            Consent of Pedersen & Houpt, P.C.

23.2            Consent of Ernst & Young LLP

24.1            Power of Attorney (included on signature page)

27.1            Financial Data Schedule*


----------

 *   Previously filed.